
13002152



Building Better Home Improvement Experiences


LOWE'S

2012 ANNUAL REPORT



Building Better Home Improvement Experiences


NEVER STOP IMPROVING
SHAREHOLDER LETTER
OUR PROGRESS
FINANCIAL INFORMATION
CORPORATE INFORMATION
Building Better
Home Improvement Experiences
View Our Progress
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Learn more by visiting our online Annual Report at **www.Lowes.com/2012annual** or scan the QR code with your smartphone.



Shareholder Letter

Great customer experiences start with our associates, whether they interact with customers face-to-face or work tirelessly behind the scenes to simplify the complex business of home improvement. And together, Lowe's associates are building better home improvement experiences. We've laid the foundation to transform our core business over the past two years, and we will continue our efforts in 2013 and beyond. We expect to generate compelling returns for shareholders as we further align our people, processes and financial resources to provide better home improvement experiences.



Robert A. Niblock
Chairman of the Board, President and Chief Executive Officer

2012 PERFORMANCE

We delivered solid performance in 2012. Comparable store sales grew 1.4% and total sales grew 0.6% to $50.5 billion. Net earnings increased by 6.5% to $2.0 billion and diluted earnings per share increased 18.2% to $1.69. Operating cash flows, along with the net issuance of $1.4 billion of long-term debt, were used to acquire $1.2 billion in fixed assets and return $5.1 billion to shareholders through dividends and share repurchases.

OUR PROGRESS

Our transformation is centered on the customer. In the inspiration phase of a project, customers realize they want to change something about their home whether it's a room, their home's exterior or their yard. They are looking for assistance, recommendations and solutions. With the breadth of products and services we offer and the support of our distribution and technology platforms, we have a unique opportunity to make home improvement simpler and to seamlessly meet customer needs across selling channels. When done well, we expect to unlock consumer demand that has been contained by real or perceived barriers to starting projects.

Even as we redefine our business to become more seamless and simple, we must also protect retail relevance, keeping what customers love about us and constantly improving our retail operations. We expect to improve our performance by offering more intuitive line designs to simplify the customer's decision, by having the right items available in sufficient quantities, priced competitively and displayed in an inspiring manner, and by equipping our associates with the tools and skills necessary to instill confidence and close sales.

Our transformation is a multi-year journey. In 2011, we focused on upgrading the information technology within our stores. Store-based investments included expanding the data pipeline into our stores to facilitate transmitting data-rich content, like inspirational project pictures, installing wi-fi to enhance customers' and associates' ability to access data, and providing iPhone technology to our associates to enhance their ability to serve customers. We also began installing the foundational elements to allow customers to shop with us anytime and anywhere. Customers can shop on their own terms, whether in a store or on a mobile device, and have the product shipped directly to their home or to a store for pick-up. Or, they could choose to have a Lowe's associate visit them at home or at a jobsite, equipped with the tools to generate a quote and close the sale all in one visit.


RETAIL
RELEVANCE

"Even as we redefine our business to become more seamless and simple, we must also protect retail relevance, keeping what customers love about us and constantly improving our retail operations."

We are currently focused on two areas to protect retail relevance: Value Improvement and Product Differentiation. In 2013, we expect to finish the line reviews and product resets that make Value Improvement a reality for customers and to incorporate the Product Differentiation resets into our base business. The processes and systems we've put in place will help us better maintain and improve our product lines, in-stock levels and store presentation. Beyond 2013, we expect to enhance our associates' ability to sell seamlessly across channels, introduce improved project management tools and expand fulfillment capabilities to cultivate personal and simple connections with customers.

OUR ORGANIZATION

Naturally, as we transform the business model to better serve customers, our organization has to adapt accordingly. Through the years we built a corporate infrastructure to support a single-channel business. Today, our seamless, omni-channel strategy requires a different infrastructure. We are transforming the way we plan and execute by redesigning processes to improve efficiency, clarify decision rights and ensure that we have the right people in the right roles.

We recognize that to deliver seamless and simple customer experiences we must operate seamlessly across channels. The first step in this effort was to align functional heads into two distinct disciplines: Customer Experience and Operations. The Customer Experience organization will use customer insights to design experiences that serve customers seamlessly across selling channels. The Operations organization will deliver the customer experience in an efficient and effective manner. While the two organizations have distinct responsibilities, they will collaborate intensely. Yet the clear delineation of roles and decision-making authority ensures clearer accountability for designing and executing profitable customer experiences.

CAPITAL ALLOCATION STRATEGY AND FINANCIAL EXPECTATIONS

Our strong financial position and cash flow afford us the opportunity to first, make strategic investments in our core business and in other opportunities to serve developing home improvement markets; second, to pay dividends; and third, to repurchase shares. Based on these priorities and expected improvement in operating performance, our 2015 goals are to:

- Reach nearly $300 of sales per selling square foot
- Increase Earnings Before Interest and Taxes to approximately 10% of sales, and
- Achieve approximately 17% Return on Invested Capital

We are excited about the progress we are making toward building better home improvement experiences. It is a journey, and I am proud of the efforts and resilience Lowe's associates have displayed as we adjust along the way. We remain committed to building better home improvement experiences by building a diverse workforce and providing great tools, processes and training to our more than 245,000 associates. We have made significant progress on our journey, and we expect to deliver many more improvements over the next few years. I appreciate the investment you have made in our company and hope you will continue to follow our transformation as we build better home improvement experiences and become the first choice in home improvement.

Robert A. Niblock
Chairman of the Board, President
and Chief Executive Officer

SEAMLESS & SIMPLE

"Beyond 2013, we expect to enhance our associates' ability to sell seamlessly across channels, introduce improved project management tools and expand fulfillment capabilities to cultivate personal and simple connections with customers."

Financial Highlights

Dollars in Millions, Except Per Share Data	**2012**	2011[1]	2010
Net sales	**$50,521**	$50,208	$48,815
Gross margin	**34.30%**	34.56%	35.14%
EBIT margin[2]	**7.05%**	6.53%	7.29%
Pre-tax earnings	**6.21%**	5.79%	6.61%
Net earnings	**3.88%**	3.66%	4.12%
Diluted earnings per common share	**$ 1.69**	$ 1.43	$ 1.42
Cash dividends per share	**$ 0.62**	$ 0.53	$ 0.42
Total assets	**$32,666**	$33,559	$33,699
Shareholders' equity	**$13,857**	$16,533	$18,112
Net cash provided by operating activities	**$ 3,762**	$ 4,349	$ 3,852
Capital expenditures	**$ 1,211**	$ 1,829	$ 1,329
Comparable sales increase[3]	**1.4%**	0.0%	1.3%
Total customer transactions (in millions)	**804**	810	786
Average ticket[4]	**$ 62.82**	$ 62.00	$ 62.07
Selling square feet (in millions)	**197**	197	197
Return on invested capital[5]	**9.3%**	8.7%	9.0%

[1] Fiscal year 2011 contained 53 weeks. Fiscal years 2012 and 2010 contained 52 weeks.
[2] EBIT margin, also referred to as operating margin, is defined as earnings before interest and taxes as a percentage of sales.
[3] Please see the Management's Discussion and Analysis section of our Annual Report on Form 10-K for the definition and calculation of a comparable location.
[4] Average ticket is defined as net sales divided by the total number of customer transactions.
[5] Return on invested capital (ROIC) is a non-GAAP measure. Please see the Management's Discussion and Analysis section of our Annual Report on Form 10-K for the definition of ROIC and a reconciliation of ROIC for the periods presented to the most directly comparable GAAP measure.
[6] Sales per selling square foot is defined as sales divided by the average of beginning and ending square footage.


SALES PER SELLING SQUARE FOOT[6]
(in dollars)
300
250
200
150
100
50
0
'08 '09 '10 '11 '12


EBIT MARGIN[2]
(in percent)
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
'08 '09 '10 '11 '12


DILUTED EARNINGS PER COMMON SHARE
(in dollars)
2.00
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0
'08 '09 '10 '11 '12


CASH DIVIDENDS PER SHARE
(in dollars)
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0
'08 '09 '10 '11 '12



2012 Form 10-K


LOWE'S

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 1, 2013

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to ________

Commission file number 1-7898


LOWE'S

LOWE'S COMPANIES, INC.

(Exact name of registrant as specified in its charter)

NORTH CAROLINA	**56-0578072**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1000 Lowe's Blvd., Mooresville, NC	**28117**
(Address of principal executive offices)	(Zip Code)
Registrant's telephone number, including area code	**704-758-1000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.50 Par Value	**New York Stock Exchange (NYSE)**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ **Yes** ☐ **No**

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

☐ **Yes** ☒ **No**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ **Yes** ☐ **No**

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ **Yes** ☐ **No**

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ **Yes** ☒ **No**

As of August 3, 2012, the last business day of the Company's most recent second quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $29.3 billion based on the closing sale price as reported on the New York Stock Exchange.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

CLASS	OUTSTANDING AT MARCH 28, 2013
Common Stock, $0.50 par value	1,088,511,808

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Portions of the Proxy Statement for Lowe's 2013 Annual Meeting of Shareholders	Part III

LOWE'S COMPANIES, INC.
- TABLE OF CONTENTS -

Part I

Item 1 - Business

General Information

Lowe's Companies, Inc. and subsidiaries (the Company or Lowe's) is a Fortune® 100 company and the world's second largest home improvement retailer. As of February 1, 2013, we operated 1,754 stores, comprised of 1,715 stores across 50 U.S. states, 34 stores in Canada and five stores in Mexico. These stores represent approximately 197 million square feet of retail selling space. In 2013, we expect to open approximately 10 stores.

Lowe's was incorporated in North Carolina in 1952 and has been publicly held since 1961. The Company's common stock is listed on the New York Stock Exchange - ticker symbol "LOW".

See Item 6, "Selected Financial Data", of this Annual Report on Form 10-K, for historical revenues, profits and identifiable assets. For additional information about the Company's performance and financial condition, see also Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations", of this Annual Report on Form 10-K.

Our Promise

We strive to be customers' first choice for home improvement. Customers expect that we will not only sell the products they need and want, but also deliver a full solution by being a partner through each step of the home improvement process, from inspiration and planning to completion and enjoyment. Our goal is to make the process of home improvement as seamless and simple as possible, while ensuring we remain relevant to our customers. We have several initiatives designed to deliver seamless and simple experiences, which include evolving our sales culture across all selling channels, upgrading and continuously enhancing our information technology infrastructure, and allowing access to customers' project and product status at all relevant touch points.

Customers, Market and Competition

Our Customers

We serve homeowners, renters and commercial business customers (Pro customer). Individual homeowners and renters complete a wide array of projects and vary along the spectrum of do-it-yourself (DIY) and do-it-for-me (DIFM). The Pro customer consists of two broad categories, construction trade and maintenance & repair organizations.

Based on our analysis of the market we have identified various types of home improvement customer mindsets. Our target customer mindset is the "creator", whether they are a homeowner, renter, or Pro customer. Creators seek quality tailored experiences, and are on the lookout for new ideas to improve homes. The creator is the most active in the home improvement category in terms of visits and amount of spend. We believe that if we focus on the needs of these more discerning customers we will meet or exceed the needs of other customers.

Our Market

We are among the many businesses, including home centers, paint stores, hardware stores, lumber yards and garden centers, whose revenues are included in the Building Material and Garden Equipment and Supplies Dealers Subsector (444) of the Retail Trade Sector of the North American Industry Classification System (NAICS), the standard used by Federal statistical agencies in classifying business establishments for the purpose of collecting, analyzing, and publishing statistical data related to the U.S. business economy. The total annual revenue reported for businesses included in NAICS 444 in 2012 was $294 billion, which represented an increase of 5.4% from the total amount reported in 2011. The total annual revenue reported for businesses included in NAICS 444 in 2011 was $279 billion, which represented an increase of 4.1% over the amount reported for 2010.

NAICS 444 represents less than half of what we consider the total market for our products and services. The broader market in which Lowe's operates includes home-related sales through a variety of companies beyond those in NAICS 444. These include other companies in the retail sector, including mass retailers, home furnishings stores, and online retailers, as well as wholesalers that provide home-related products and services to homeowners, businesses, and the government. Based on our analysis of the most recent comprehensive data available, we estimate the size of the U.S. home improvement market at $645 billion in 2012, comprised of $499 billion of product sales and $146 billion of installed labor sales.

There are many variables that affect consumer demand for the home improvement products and services Lowe's offers. Key indicators we monitor include real disposable personal income, employment, home prices, housing turnover, and home ownership levels. We also monitor demographic and societal trends that shape home improvement industry growth.

- Real disposable personal income is projected to grow at a slower pace in 2013 than in 2012, pulled lower by tax increases and the acceleration of dividend and bonus payments into 2012 that were made to allow recipients to avoid higher tax rates in 2013. Real disposable personal income is forecasted to increase 0.9% in calendar 2013, down from the 1.5% gain recorded in 2012, based on the March 2013 Blue Chip Economic Indicators®. *

- The average unemployment rate for 2013 is forecasted to decline to 7.7% in 2013, according to the March 2013 Blue Chip Economic Indicators. While it is an improvement from the 8.1% average recorded in 2012, the rate remains elevated, suggesting that Americans will continue to face challenging employment prospects this year.

- Recent evidence suggests that home prices are stabilizing. In 2012, home prices recorded their first year-to-year gains since 2007, according to the Federal Home Finance Agency purchase-only index. The gains were driven by strengthening demand and lower inventories of homes for sale. Economists generally expect home prices to continue to increase at a modest single-digit pace in 2013, but remain well below their peak level reached in 2007.

- Housing turnover increased 8.9% in 2012 from low levels, according to The National Association of Realtors and U.S. Census Bureau, but remains 40% below its peak in 2005. Turnover is generally expected to continue to increase in 2013, though at a more moderate rate.

- According to the U.S. Census Bureau, U.S. homeownership rates leveled off at approximately 65.5% in 2012, cushioned by the increase in home buying. That compares with a peak of about 69% in 2004. However, homeownership rates are expected to remain under downward pressure in the coming years as lending standards remain tight and delinquency and foreclosure activity remains elevated.

These indicators are important to our business because they impact income available to purchase our products and services, or define a key customer base for home maintenance, repair, and upgrade projects. Currently, these indicators suggest moderately improving consumer demand for the home improvement products and services we sell. However, in this uncertain economic environment, we continue to balance implementation of our long-term growth plans with our near-term focus on improving performance and maintaining adequate liquidity.

Our Competition

The home improvement retailing business includes many competitors. We compete with other home improvement warehouse chains and lumberyards in most of our trade areas. We also compete with traditional hardware, plumbing, electrical and home supply retailers. In addition, we compete, with respect to some of our products, with general merchandise retailers, mail order firms, warehouse clubs, online and other specialty retailers. Our customers value reputation, customer experience, quality and price of merchandise, and range and availability of products and services. Location of stores also continues to be a key competitive factor in our industry. However, the increasing use of technology and the simplicity of online shopping also underline the importance of multi-channel presence as a competitive factor. See further discussion of competition in Item 1A, "Risk Factors", of this Annual Report on Form 10-K.

***Blue Chip Economic Indicators*®** *(ISSN: 0193-4600) is published monthly by Aspen Publishers, 76 Ninth Avenue, New York, NY 10011, a division of Wolters Kluwer Law and Business. Printed in the U.S.A.*

Products and Services

Our Products

Product Selection
To meet customers' varying home improvement needs, we offer a complete line of products for maintenance, repair, remodeling, and home decorating. We offer home improvement products in the following categories: Plumbing; Appliances; Tools & Outdoor Power Equipment; Lawn & Garden; Fashion Electrical; Lumber; Seasonal Living; Paint; Home Fashions, Storage & Cleaning; Flooring; Millwork; Building Materials; Hardware; and Cabinets & Countertops. A typical Lowe's store stocks approximately 40,000 items, with hundreds of thousands of items available through our Special Order Sales system, Lowes.com, Lowes.ca and ATGstores.com. In 2012, Lowe's implemented flexible fulfillment, which allows the customer to order parcel post eligible products that are stocked in a regional distribution center (RDC), a store, or in a vendor's distribution center, and have them shipped directly to a home or place of business. Most items can be ordered and delivered within two days. See Note 16 of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data", of this Annual Report on Form 10-K for historical revenues by product category for each of the last three fiscal years.

We are committed to offering a wide selection of national brand name merchandise, as well as building long-term value for Lowe's through the development of private brands. In addition, we are dedicated to ensuring product is sourced in a responsible, efficient, and cost effective manner through our supply chain.

National Brand Name Merchandise
In many product categories, customers look for a brand they know and trust to instill confidence in their purchase. Each Lowe's store carries a wide selection of national brand-name merchandise such as Whirlpool® appliances and water heaters, GE® and Samsung® appliances, Stainmaster® carpets, Valspar® paints and stains, Pella® windows and doors, Sylvania® light bulbs, Dewalt® power tools, Owens Corning® roofing, Johns Manville® insulation, James Hardie® fiber cement siding, Husqvarna® outdoor power equipment, Werner® ladders and many more. Our merchandise selection provides the DIY, DIFM and Pro customer a one-stop shop for a wide variety of national brand name merchandise needed to complete home improvement, repair, maintenance or construction projects.

Private Brands
Private brands are an important element of our overall portfolio, helping to differentiate us from the competition with unique innovations and designs and providing a value alternative to national brands. We sell private brands throughout our stores including Tools, Seasonal Living, Home Fashions, Storage & Cleaning, Paint, Fashion Plumbing, Flooring, Millwork, Hardware, Fashion Electrical and Lumber. Some of Lowe's most important private brands include Kobalt® tools, allen+roth® home décor products, Blue Hawk® home improvement products, Portfolio® lighting products, Garden Treasures® lawn and patio products, Utilitech® electrical and utility products, Reliabilt® doors and windows, Aquasource® faucets, sinks and toilets, Harbor Breeze® ceiling fans, Top Choice® lumber products and Iris® home automation and management products.

Supply Chain
We source our products from over 7,000 vendors worldwide with no single vendor accounting for more than 7% of total purchases. We believe that alternative and competitive suppliers are available for virtually all of our products. Whenever possible, we purchase directly from manufacturers to provide savings for customers and improve our gross margin.

To efficiently move product from our vendors to our stores and maintain in-stock levels, we own and operate 14 highly-automated RDCs in the United States, with a fifteenth RDC expected to open in the first quarter of 2013. On average, each domestic RDC currently serves approximately 120 stores. In addition, we lease and operate a distribution facility to serve our Canadian stores.

We also operate 15 flatbed distribution centers to distribute merchandise that requires special handling due to size or type of packaging such as lumber, boards, panel products, pipe, siding, ladders and building materials. Additionally, we operate four facilities to support our import business and flexible fulfillment capabilities. We also utilize three third-party transload facilities, which are the first point of receipt for imported products. The transload facilities sort and allocate products to RDCs based on individual store demand and forecasts.

On average, in fiscal 2012, approximately 75% of the total dollar amount of stock merchandise we purchased was shipped through our distribution network, while the remaining portion was shipped directly to our stores from vendors.

Our Services

Installed Sales
We offer installation services through independent contractors in many of our product categories, with Flooring, Millwork and Cabinets & Countertops accounting for the majority of installed sales. Our Installed Sales model, which separates selling and project administration tasks, allows our sales associates to maintain their focus on project selling, while project managers ensure that the details related to installing the products are efficiently executed. Installed Sales, which includes both product and labor, accounted for approximately 7% of total sales in fiscal 2012.

Pro Services
During 2012, we rebranded our commercial business program as Pro Services with the intent of re-energizing our focus on the Pro customer. Pro Services employees are a dedicated team that supports the Pro customer. To meet the needs of our Pro customer, we provide job lot quantities in categories such as Building Materials, Plumbing, Electrical, Hardware, Paint, and Tools & Outdoor Power Equipment that are critical to the success of the Pro customer. In addition, we provide Pro customers 5% off their purchases every day when they use Lowe's proprietary credit.

Extended Protection Plans and Repair Services
We offer extended protection plans in Appliances and Tools & Outdoor Power Equipment. Lowe's extended protection plans provide customers with product protection that enhances or extends the manufacturer's warranty. We provide in-warranty and out-of-warranty repair services for major appliances, outdoor power equipment and tools through our stores or in the home through our Lowe's Authorized Service Repair Network. Our contact center takes the calls, diagnoses the problems, and facilitates the resolutions making after-sales service simpler for customers because we manage the entire process.

Credit Financing
We offer a proprietary consumer credit card for retail customers under an agreement with GE Capital Retail Bank. This program provides Lowe's consumer credit cardholders with 5% off their purchases every day. For purchases above $299, customers have their choice of short-term no-interest financing or the 5% off value. For purchases above $3,500, customers have their choice of 5.99% interest for 84 months or the 5% off value.

We also offer proprietary credit programs for Pro customers. They include a Lowe's Business Account, which is ideal for small to medium size businesses and offers minimum monthly payments, and Lowe's Accounts Receivable, which is ideal for medium to large size businesses that pay in full each month. These programs provide a 5% discount to Pro customers when they use their Lowe's commercial credit account. We also offer the Lowe's Business Rewards Card from American Express®, which also offers 5% off everyday purchases.

For additional information regarding our credit programs, see the summary of our significant accounting policies in Note 1 of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data", of this Annual Report on Form 10-K.

MyLowes
In 2011, we introduced MyLowes, a new online tool that is unique in the home improvement industry and makes managing, maintaining and improving homes simpler and more intuitive. Using the capabilities provided by MyLowes, customers can create home profiles, save room dimensions and paint colors, organize owners' manuals and product warranties, create shopping, to-do and wish lists for projects on the horizon, set recurring reminders for common maintenance items and store purchase history from across all Lowe's channels. Since the introduction in 2011, there have been over 18 million unique key fob swipes, and over 5 million registered users on MyLowes.

Selling Channels

We have multiple channels through which we engage customers and sell our products and services, including in-store, online, on-site and contact centers. Although we sell through all of these channels, our primary channel to fulfill customer orders continues to be our retail home improvement stores. Regardless of the channel through which customers choose to engage with us, we strive to provide them with a seamless experience and an endless aisle of products, enabled by our flexible fulfillment capabilities.

In-Store
Our 1,754 retail home improvement stores are generally open seven days per week and average approximately 113,000 square feet of retail selling space, plus approximately 32,000 square feet of outdoor garden center selling space. Our stores offer similar products and services, with certain variations based on local market factors. We continue to develop and implement tools to make our sales associates more efficient and to integrate our order management and fulfillment processes. Our stores now have Wi-Fi capabilities that provide customers with internet access, making information available quickly to further simplify the shopping experience.

Online
Through Lowes.com, Lowes.ca, ATGstores.com and mobile applications, we seek to empower consumers by providing a 24/7 shopping experience and helping reduce the complexity of product decisions and home improvement projects by providing online product information, customer ratings and reviews, online buying guides and how-to videos and information. These tools help consumers make more informed purchasing decisions and give them confidence as they undertake home improvement projects. Providing mobile technology and applications to customers and to our associates is an important first step towards seamless and simple experiences, and allows us to participate in the evolution to mobile technology. Lowes.com accounted for approximately 1.5% of our total sales, and our consumer facing mobile properties have grown to represent 20% of overall Lowes.com traffic. We also enable customers to choose from a variety of fulfillment options, including buying online and picking up in-store as well as parcel shipment to their homes.

On-Site
We have on-site specialists available to retail and Pro customers to assist them in selecting products and services for their projects. Account Executives ProServices meet with Pro customers in their place of business or on a job site and leverage stores within the area to ensure we meet customer needs for products and resources. Our Project Specialist Exteriors (PSE) program is available in most Lowe's stores to discuss exterior projects such as roofing, siding, fencing, and windows, whose characteristics lend themselves to an in-home consultative sales approach. In addition, our Project Specialist Interiors (PSI) program, launched in 2012, is available in certain locations to provide similar consultative services on interior projects such as kitchens and bathrooms. PSE and PSI employees take the measurements, produce a quote, and tender the sale in the customer's home.

Contact Centers
Lowe's has two contact centers which are located in Wilkesboro, NC, and Albuquerque, NM. These contact centers provide direct support, including sales tendering, to customers who contact them via phone, e-mail or letter. They also provide store support, online sales support, and facilitate repair services.

Employees

As of February 1, 2013, we employed approximately 160,000 full-time and 85,000 part-time employees. No employees in the U.S. or Canada are subject to collective bargaining agreements. Certain employees in Mexico are subject to collective bargaining agreements. Management considers its relations with employees to be good.

Seasonality and Working Capital

The retail business in general is subject to seasonal influences, and our business is, to some extent, seasonal. Historically, we have realized the highest volume of sales during our second fiscal quarter (May, June and July) and the lowest volume of sales during our fourth fiscal quarter (November, December and January). Accordingly, our working capital requirements have historically been greater during our fourth fiscal quarter as we build inventory in anticipation of the spring selling season and as we experience lower fourth fiscal quarter sales volumes. We fund our working capital requirements primarily through cash flows generated from operations, but also with short-term borrowings, as needed. For more detailed information, see the Financial Condition, Liquidity and Capital Resources section in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations", of this Annual Report on Form 10-K.

Intellectual Property

The name "Lowe's" is a registered service mark of one of our wholly-owned subsidiaries. We consider this mark and the accompanying name recognition to be valuable to our business. This subsidiary has various additional trademarks, trade names and service marks, many of which are used in our private brand program. The subsidiary also maintains various Internet domain names that are important to our business. We also own registered and unregistered copyrights, and maintain patent portfolios related to some of our products and services and seek to patent or otherwise protect certain innovations that we incorporate into our products, services, or business operations.

Environmental Stewardship

Lowe's environmental stewardship has been defined by addressing our company's environmental footprint and helping our customers do the same.

Lowe's recognizes how efficient operations can help protect the environment and our bottom line. We examine our operations to deliver efficiencies in energy and water use, fuel consumption, and waste and recycling. We annually track our carbon footprint and participate in the Carbon Disclosure Project, an independent nonprofit organization hosting the largest database of primary corporate climate change information in the world. To further reduce our footprint, we design energy-efficient features (energy-efficient lighting, white membrane cool roofs and HVAC units that meet or exceed ENERGY STAR® qualifications) into new stores and during retrofits of existing stores and participate in demand response programs where we voluntarily reduce our lighting and HVAC loads during peak electrical demand periods.

We also strive to deliver products to our stores in an environmentally responsible manner. We achieve that through participation in the SmartWay® Transport Partnership, an innovative program launched by the EPA in 2004 that promotes environmentally cleaner, more fuel-efficient transportation options. Lowe's received a 2012 SmartWay Excellence Award, our fourth consecutive SmartWay honor, for initiatives that resulted in reduced emissions, greater fuel efficiency and less overall highway congestion. Our efforts included increasing shipping by rail, increasing efficiency of truckload shipments and continuing to use a higher percentage of SmartWay carriers.

We are also focused on helping consumers reduce their energy and water use and their environmental footprint while saving money through our products and services. We offer a wide selection of environmentally responsible and energy-efficient products for the home, including ENERGY STAR appliances, WaterSense® labeled toilets, paint with no volatile organic compounds (VOC), indoor and outdoor LED lighting, and, in certain states, electric vehicle charging stations. Through our in-home sales specialists we offer customers installation of insulation and energy efficient windows. Additionally, we offer in-store customer recycling for plastic bags, CFLs, plastic plant containers and rechargeable batteries.

Our role in helping consumers with their conservation was recognized by the U.S. Environmental Protection Agency (EPA) with our third consecutive ENERGY STAR Sustained Excellence Award (2010-2012), which honors our long-standing leadership as a retailer of energy-efficient products. Lowe's has received 10 consecutive ENERGY STAR awards (2003-2012), including four ENERGY STAR Partner of the Year awards for educating consumers about the benefits of energy efficiency. In 2012, the EPA WaterSense program also honored Lowe's with our fourth consecutive award for employee training, consumer education and national efforts to promote water conservation.

For more information on Lowe's environmental leadership efforts, please visit Lowes.com/SocialResponsibility.

Compliance with Environmental Matters

Our operations are subject to numerous federal, state and local laws and regulations that have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment. These laws and regulations may increase our costs of doing business in a variety of ways, including indirectly through increased energy costs, as utilities, refineries, and other major emitters of greenhouse gases are subjected to additional regulation or legislation that results in greater control over greenhouse gas emissions. We do not anticipate any material capital expenditures during fiscal 2013 for environmental control facilities or other costs of compliance with such laws or regulations.

Reaching Out / Our Community

Lowe's has a long and proud history of supporting local communities through public education and community improvement projects. In 2012, Lowe's and Lowe's Charitable and Educational Foundation (LCEF) contributed more than $30 million to schools and community organizations in the United States, Canada and Mexico. LCEF was created in 1957 to assist communities through financial contributions while also encouraging employees to become involved through volunteerism. In 2012, Lowe's and LCEF supported more than 8,000 community and education projects. LCEF funds our signature education grant program, Lowe's Toolbox for Education®, and national partnerships such as SkillsUSA® and the Boys & Girls Clubs of America. Lowe's Toolbox for Education grants totaling more than $34 million have benefited approximately 4 million schoolchildren since 2006. Lowe's has worked with Habitat for Humanity® since 2003 to combat substandard housing. Our commitment through 2013 will bring Lowe's Habitat contributions to nearly $40 million since the partnership began. We also partner with customers to support the American Red Cross, contributing more than $24 million since 1999. Lowe's encourages employee volunteerism through the Lowe's Heroes program, a companywide initiative. Lowe's Heroes participated in more than 1,300 projects across North America in 2012. For more information on our community involvement, please see the Lowe's Social Responsibility Report at Lowes.com/SocialResponsibility.

Available Information

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are made available free of charge through our internet website at www.Lowes.com/investor, as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the Securities and Exchange Commission (SEC). The public may also read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site, www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 1A - Risk Factors

We have developed a risk management process using periodic surveys, external research, planning processes, risk mapping, analytics and other tools to identify and evaluate the operational, financial, environmental, reputational, strategic and other risks that could adversely affect our business. For more information about our risk management process, which is administered by our Chief Risk Officer and includes developing risk mitigation controls and procedures for the material risks we identify, see the description included in the proxy statement for our annual meeting of shareholders (as defined in Item 10 of Part III of this Annual Report on Form 10-K) under "Board's Role in the Risk Management Process".

We describe below all known material risks that could adversely affect our results of operations, financial condition or business prospects. These risk factors may change from time to time and may be amended, supplemented or superseded by updates to the risk factors contained in our future periodic reports on Form 10-K, Form 10-Q and reports on other forms we file with the Securities and Exchange Commission. All forward-looking statements about our future results of operations or other matters made by us in this Annual Report on Form 10-K, in our Annual Report to Lowe's Shareholders and in our subsequently filed reports to the Securities and Exchange Commission, as well as in our press releases and other public communications, are qualified by the risks described below.

Our sales are dependent upon the health and stability of the general economy.
General economic factors and other conditions, both domestically and internationally, may adversely affect the U.S. economy, the global economy and our financial performance. These include, but are not limited to, periods of slow economic growth or recession, volatility and/or lack of liquidity from time to time in U.S. and world financial markets and the consequent reduced availability and/or higher cost of borrowing to Lowe's and its customers, the "sequester" and related governmental spending and budget matters, slower rates of growth in real disposable personal income, sustained high rates of unemployment, high consumer debt levels, increasing fuel and energy costs, inflation or deflation of commodity prices, natural disasters, acts of terrorism and developments in the war against terrorism in Asia, the Middle East and other parts of the world. The continuing sluggish pace of the recovery from the deep global recession could continue to have an adverse effect on the rate of growth of discretionary spending by consumers and the share of such discretionary spending on home improvement products and services.

Adverse changes in economic factors specific to the home improvement industry may negatively impact the rate of growth of our total sales and comparable sales.
Sales of many of our product categories and services are driven by the activity level of home improvement projects. Slowly recovering home prices, the large number of households that continue to have little or negative equity, slowly declining mortgage delinquency and foreclosure rates, restrictions on the availability of mortgage financing, slower household formation growth rates, and lower housing turnover through existing home sales, have limited, and may continue to limit, consumers' discretionary spending, particularly on larger home improvement projects that are important to our business.

Changes in existing or new laws and regulations or regulatory enforcement priorities could adversely affect our business.
Laws and regulations at the local, regional, state, federal and international levels change frequently and the changes can impose significant costs and other burdens of compliance on our business and our vendors. Any changes in regulations, the imposition of additional regulations, or the enactment of any new legislation that affect employment/labor, trade, product safety, transportation/logistics, energy costs, health care, cyber-security, tax or environmental issues, could have an adverse impact, directly or indirectly, on our financial condition and results of operations. Changes in enforcement priorities by governmental agencies charged with enforcing existing laws and regulations can increase our cost of doing business. In addition, we are subject to various procurement regulations applicable to our contracts for sales to the U.S Government and could be adversely affected by changes in those regulations or any negative findings from an audit or investigation.

We have many competitors who could take sales and market share from us if we fail to execute our merchandising, marketing and distribution strategies effectively.
We operate in a highly competitive market for home improvement products and services and have numerous large and small, direct and indirect competitors. The competitive environment in which we operate is particularly challenging during periods of slow economic growth and high unemployment with heavy promotions, particularly of discretionary items. The principal competitive factors in our industry include location of stores, customer service, quality and price of merchandise and services, in-stock levels, and merchandise assortment and presentation. Our failure to respond effectively to competitive pressures and changes in the markets for home improvement products and services could affect our financial performance. Moreover, changes in the promotional pricing and other practices of our competitors, including the effects of competitor liquidation activities, may impact our expected results.

Our inability to effectively manage our relationships with selected suppliers of brand name products could negatively impact our ability to differentiate ourselves from competitors.
Part of our strategy includes continued differentiation from competitors. To better distinguish our product offering, we form strategic relationships with selected suppliers to market and develop products under a variety of recognized and respected national brand names. The inability to effectively and efficiently manage and maintain the relationships with these suppliers could negatively impact our business plan and financial results.

Operating internationally presents unique challenges that have required us to adapt our store operations, merchandising, marketing and distribution functions to serve customers in Canada and Mexico and to work effectively with our joint venture partner in Australia.
A significant portion of our anticipated store growth over the next five years will be in Canada and Mexico. We are also in a joint venture with Australia's largest retailer, Woolworths Limited, to develop a network of home improvement stores for consumers in Australia. Expanding internationally presents unique challenges that may increase the anticipated costs and risks, and slow the anticipated rate, of such expansion.

If the domestic or international supply chain for our products is disrupted, our sales and gross margin would be adversely impacted.
We source, stock, and sell products from over 7,000 domestic and international vendors. We source a large number of those products from foreign manufacturers with China being the largest source. Financial instability among key vendors, political instability or labor unrest in source countries, retaliatory trade restrictions imposed by either the United States or a major source country, tariffs, currency exchange rates and transport capacity and costs are beyond our control and could negatively impact our business if they seriously disrupted the movement of products through our supply chain or increased their costs.

If we are unable to secure or develop and implement sufficiently robust new technologies to deliver business process solutions within the appropriate time frame, cost and functionality, our strategic initiatives that are dependent upon these technologies may not be successful.
The success of our strategic initiatives designed to increase our sales and capture a greater percentage of our customers' expenditures on home improvement projects is dependent in varying degrees on the timely delivery and the functionality of information technology systems to support them. Extended delays or cost overruns in securing, developing and otherwise implementing technology solutions to support the new business initiatives we are developing now, and will be developing in the future, would delay and possibly even prevent us from realizing the projected benefits of those initiatives.

We may not be able to achieve the objectives of the strategic initiatives we have underway if our organization is unable to make the transformational changes we are undertaking in our business model.
We are adapting our business model to meet our customers' changing expectations that we will not only sell them the products and services they need and want, but also deliver, using new tools, skills and processes, a full service experience by being a part of their home improvement projects from start to finish. Our strategies require transformational changes to our business model and will require new competencies in some positions, and our employees and independent contractors, such as third-party installers and repair technicians, will not only have to understand non-traditional selling platforms but also commit to fundamental changes in Lowe's culture and the processes through which they have traditionally interacted with customers. To the extent they are unable or unwilling to make these transformational changes, our strategic initiatives designed to increase our sales and capture a greater percentage of our customers' expenditures on home improvement projects may not be as successful as we expect them to be. The many challenges our management faces in effectively managing our business as we adapt our business model also increase the risk that we may not achieve our objectives.

Our financial performance could suffer if we fail to properly maintain our critical information systems or if those systems are seriously disrupted.
An important part of our efforts to achieve efficiencies, cost reductions, and sales and cash flow growth is the maintenance and ongoing improvements of our existing management information systems that support operations such as inventory replenishment, merchandise ordering, transportation, receipt processing and product delivery. Our financial performance could be adversely affected if our management information systems are seriously disrupted or we are unable to maintain, improve, upgrade, and expand our systems.

As customer-facing technology systems become an increasingly important part of our multi-channel sales and marketing strategy, the failure of those systems to perform effectively and reliably could keep us from delivering positive customer experiences.
Access to the internet from computers, smart phones and other mobile communication devices has empowered our customers and changed the way they shop and how we interact with them. Our website, Lowes.com, is a sales channel for our products, and is also a method of making product, project and other relevant information available to them that influences our in-store sales. In addition to Lowes.com, we have multiple affiliated websites and mobile apps through which we seek to inspire, inform, cross-sell, establish online communities among and otherwise interact with our customers. Performance issues with these customer-facing technology systems, including temporary outages caused by distributed denial of service or other cyber-attacks, or a complete failure of one or more of them without a disaster recovery plan that can be quickly implemented could quickly destroy the positive benefits they provide to our home improvement business and negatively affect our customers' perceptions of Lowe's as a reliable online vendor and source of information about home improvement products and services.

Our business and our reputation could be adversely affected by the failure to protect sensitive customer, employee or vendor data or to comply with evolving regulations relating to our obligation to protect our systems and assets and such data from the threat of cyber-attacks.
Cyber-attacks designed to gain access to sensitive information by breaching mission critical systems of large organizations are constantly evolving, and high profile electronic security breaches leading to unauthorized release of confidential information have occurred recently at a number of major U.S. companies despite widespread recognition of the cyber-attack threat and improved data protection methods. While we have invested in the protection of our information technology and maintain what we believe are adequate security procedures and controls over financial and other individually identifiable customer, employee and vendor data provided to us, a breach in our systems that results in the unauthorized release of individually identifiable customer or other sensitive data could nonetheless occur and have a material adverse effect on our reputation and lead to financial losses from remedial actions, loss of business or potential liability, including for possible punitive damages. An electronic security breach resulting in the unauthorized release of sensitive data from our information systems could also materially increase the costs we already incur to protect against such risks. In addition, as the regulatory environment relating to retailers and other company's obligation to protect such sensitive data becomes stricter, a material failure on our part to comply with applicable regulations could subject us to fines or other regulatory sanctions and potentially to lawsuits.

If we fail to hire, train, manage and retain qualified sales associates and specialists, or contract with qualified installers and repair technicians, with expanded skill sets who can work effectively and collaboratively in an increasingly culturally diverse environment, we could lose sales to our competitors.
Our customers, whether they are homeowners or commercial businesses, expect our sales associates and specialists to be well trained and knowledgeable about the products we sell and the home improvement services we provide. Our customers also expect the independent contractors who install products they purchase from us to perform the installation in a timely and capable manner. Increasingly, our sales associates and specialists must have expanded skill sets, including in some instances the ability to do in-home or telephone sales. In addition, in many of our stores our employees and third-party contractors must be able to serve customers whose primary language and cultural traditions are different from their own. Also, as our employees become increasingly culturally diverse, our managers and sales associates must be able to manage and work collaboratively with employees whose primary language and cultural traditions are different from their own.

Failure of a key vendor or service provider that we cannot quickly replace could disrupt our operations and negatively impact our business.
No single vendor of the products we sell accounts for more than 7% of our total purchases, but we rely upon a number of vendors as the sole or primary source of some of the products we sell. We also rely upon many independent service providers for technology solutions and other services that are important to many aspects of our business. If these vendors or service providers fail or are unable to perform as expected and we are unable to replace them quickly, our business could be adversely affected at least temporarily until we are able to do so and potentially, in some cases, permanently.

Failure to achieve and maintain a high level of product and service quality could damage our image with customers and negatively impact our sales, profitability, cash flows and financial condition.
Product and service quality issues could result in a negative impact on customer confidence in Lowe's and the Company's brand image. As a result, Lowe's reputation as a retailer of high quality products and services, including both national and Lowe's private brands, could suffer and impact customer loyalty. Additionally, a decline in product and service quality could result in product recalls, product liability and warranty claims.

Future litigation or governmental proceedings could result in material adverse consequences, including judgments or settlements.
We are, and in the future will become, involved in lawsuits, regulatory inquiries, and governmental and other legal proceedings arising out of the ordinary course of our business. Some of these proceedings may raise difficult and complicated factual and legal issues and can be subject to uncertainties and complexities. The timing of the final resolutions to lawsuits, regulatory inquiries, and governmental and other legal proceedings is typically uncertain. Additionally, the possible outcomes of, or resolutions to, these proceedings could include adverse judgments or settlements, either of which could require substantial payments. None of the legal proceedings in which we are currently involved, individually or collectively, is considered material.

Item 1B - Unresolved Staff Comments

None.

Item 2 - Properties

At February 1, 2013, our properties consisted of 1,754 stores in the U.S., Canada and Mexico with a total of approximately 197 million square feet of selling space. Of the total stores operating at February 1, 2013, approximately 89% are owned, which includes stores on leased land, with the remainder being leased from third parties. We also operate regional distribution centers and other facilities to support distribution and fulfillment, as well as data centers and various support offices. Our executive offices are located in Mooresville, North Carolina.

Item 3 - Legal Proceedings

In April 2012, one of the Company's principal operating subsidiaries, Lowe's HIW, Inc., received a subpoena from the District Attorney of the County of Alameda, along with other environmental prosecutorial offices in the state of California, seeking documents and information relating to the handling, storage and disposal of hazardous waste. The subsidiary is cooperating fully with the request.

In addition to these matters, we are also a defendant in legal proceedings considered to be in the normal course of business, none of which, individually or collectively, is considered material.

Item 4 - Mine Safety Disclosures

Not applicable.

EXECUTIVE OFFICERS AND CERTAIN SIGNIFICANT EMPLOYEES OF THE REGISTRANT

Set forth below is a list of names and ages of the executive officers and certain significant employees of the registrant indicating all positions and offices with the registrant held by each such person and each person's principal occupations or employment during the past five years. Each executive officer of the registrant is elected by the board of directors at its first meeting after the annual meeting of shareholders and thereafter as appropriate. Each executive officer of the registrant holds office from the date of election until the first meeting of the directors held after the next annual meeting of shareholders or until a successor is elected.

Name	Age	Title
Robert A. Niblock	50	Chairman of the Board, President and Chief Executive Officer since 2011; Chairman of the Board and Chief Executive Officer, 2006 – 2011; Chairman of the Board, President and Chief Executive Officer, 2005 – 2006.
Maureen K. Ausura	57	Chief Human Resources Officer since 2012; Executive Vice President, Human Resources, 2011 – 2012; Senior Vice President, Human Resources, 2005 – 2011.
Gregory M. Bridgeford	58	Chief Customer Officer since 2012, Executive Vice President, Business Development, 2004 – 2012.
Marshall A. Croom	52	Chief Risk Officer since 2012; Senior Vice President and Chief Risk Officer, 2009 – 2012; Senior Vice President, Merchandising and Store Support, 2006 – 2009.
Rick D. Damron	50	Chief Operating Officer since 2012; Executive Vice President, Store Operations, 2011 – 2012; Senior Vice President, Logistics, 2009 – 2011; Senior Vice President, Store Operations – North Central Division, 2008 – 2009.
Matthew V. Hollifield	46	Senior Vice President and Chief Accounting Officer since 2005.
Robert F. Hull, Jr.	48	Chief Financial Officer since 2012; Executive Vice President and Chief Financial Officer since 2004.
Gaither M. Keener, Jr.	63	Chief Legal Officer, Chief Compliance Officer and Secretary since 2012; Executive Vice President, General Counsel, Secretary and Chief Compliance Officer, 2011 – 2012; Senior Vice President, General Counsel, Secretary and Chief Compliance Officer, 2006 – 2011.
Richard D. Maltsbarger	37	Business Development Executive since 2012; Senior Vice President, Strategy, 2011– 2012; Vice President, Strategic Planning 2010 – 2011; Vice President, Research, 2006 – 2010.
N. Brian Peace	47	Corporate Administration Executive since 2012; Senior Vice President, Corporate Affairs, 2006 – 2012.
William D. Robinson	53	Head of International Operations and Development since 2012; Senior Vice President, International Operations and Customer Support Services, 2011 – 2012; Vice President, Store Operations and Special Projects, 2008 – 2010.
Kevin V. Summers	43	Chief Information Officer since 2012; Senior Vice President and Global Chief Information Officer, Whirlpool Corporation, 2007 – 2012.

Part II

Item 5 - Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Lowe's common stock is traded on the New York Stock Exchange (NYSE). The ticker symbol for Lowe's is "LOW". As of March 28, 2013, there were 27,259 holders of record of Lowe's common stock. The following table sets forth, for the periods indicated, the high and low sales prices per share of the common stock as reported by the NYSE Composite Tape and the dividends per share declared on the common stock during such periods.

	Fiscal 2012			Fiscal 2011		
	High	Low	Dividend	High	Low	Dividend
1st Quarter	$ 32.29	$ 26.58	$ 0.14	$ 27.45	$ 24.13	$ 0.11
2nd Quarter	31.37	24.76	0.16	26.60	21.31	0.14
3rd Quarter	33.63	25.34	0.16	22.48	18.07	0.14
4th Quarter	$ 39.26	$ 31.23	$ 0.16	$ 27.57	$ 20.34	$ 0.14

Total Return to Shareholders

The following information in Item 5 of this Annual Report on Form 10-K is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent we specifically incorporate it by reference into such a filing.

The following table and graph compare the total returns (assuming reinvestment of dividends) of the Company's common stock, the S&P 500 Index and the S&P Retailing Industry Group Index (S&P Retail Index). The graph assumes $100 invested on February 1, 2008 in the Company's common stock and each of the indices.


180
160
140
120
100
80
60
40
2/1/08
1/30/09
1/29/10
1/28/11
2/3/12
2/1/13
Lowe's
S&P 500
S&P Retail Index

	2/1/2008	1/30/2009	1/29/2010	1/28/2011	2/3/2012	2/1/2013
Lowe's	$ 100.00	$ 72.71	$ 87.62	$ 104.10	$ 114.68	$ 165.83
S&P 500	100.00	60.63	80.72	97.88	105.38	121.25
S&P Retail Index	$ 100.00	$ 62.28	$ 96.88	$ 123.20	$ 141.07	$ 177.59

Issuer Purchases of Equity Securities

The following table sets forth information with respect to purchases of the Company's common stock made during the fourth quarter of 2012:

(In millions, except average price paid per share)	Total Number of Shares Purchased [1]		Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [2]		Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [2]
November 3, 2012 – November 30, 2012	4.3	$	35.15	4.3	$	750
December 1, 2012 – January 4, 2013	17.0		35.20	17.0		150
January 5, 2013 – February 1, 2013	-		-	-		5,000
As of February 1, 2013	**21.3**	**$**	**35.19**	**21.3**	**$**	**5,000**

[1] *During the fourth quarter of fiscal 2012, the Company repurchased an aggregate of 21.3 million shares of its common stock. The total number of shares purchased also includes an insignificant number of shares withheld from employees to satisfy either the exercise price of stock options or the statutory withholding tax liability upon the vesting of restricted stock awards.*

[2] *Authorization for up to $5.0 billion of share repurchases with no expiration was approved on August 19, 2011 by the Company's Board of Directors. On February 1, 2013, the Company's Board of Directors authorized an additional $5.0 billion of share repurchases with no expiration. The remaining prior authorization of $150 million was simultaneously terminated. Although the repurchase authorization has no expiration, the Company expects to execute the program by the end of fiscal 2014 through purchases made from time to time either in the open market or through private off market transactions in accordance with SEC regulations.*

Item 6 - Selected Financial Data

Selected Statement of Earnings Data (In millions, except per share data)	2012	2011[1]	2010	2009	2008
Net sales	$ 50,521	$ 50,208	$ 48,815	$ 47,220	$ 48,230
Gross margin	17,327	17,350	17,152	16,463	16,501
Net earnings	1,959	1,839	2,010	1,783	2,195
Basic earnings per common share	1.69	1.43	1.42	1.21	1.50
Diluted earnings per common share	1.69	1.43	1.42	1.21	1.49
Dividends per share	$ 0.620	$ 0.530	$ 0.420	$ 0.355	$ 0.335
Selected Balance Sheet Data					
Total assets	$ 32,666	$ 33,559	$ 33,699	$ 33,005	$ 32,625
Long-term debt, excluding current maturities	$ 9,030	$ 7,035	$ 6,537	$ 4,528	$ 5,039

[1] *Fiscal 2011 contained 53 weeks, while all other years contained 52 weeks.*

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis summarizes the significant factors affecting our consolidated operating results, financial condition, liquidity and capital resources during the three-year period ended February 1, 2013 (our fiscal years 2012, 2011 and 2010). Fiscal year 2011 contains 53 weeks of operating results compared to fiscal years 2012 and 2010 which contain 52 weeks. Unless otherwise noted, all references herein for the years 2012, 2011 and 2010 represent the fiscal years ended February 1, 2013, February 3, 2012 and January 28, 2011, respectively. We intend for this discussion to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our financial statements. This discussion should be read in conjunction with our consolidated financial statements and notes to the consolidated financial statements included in this Annual Report on Form 10-K that have been prepared in accordance with accounting principles generally accepted in the United States of America. This discussion and analysis is presented in seven sections:

- Executive Overview
- Operations
- Lowe's Business Outlook
- Financial Condition, Liquidity and Capital Resources
- Off-Balance Sheet Arrangements
- Contractual Obligations and Commercial Commitments
- Critical Accounting Policies and Estimates

EXECUTIVE OVERVIEW

During 2012, we made progress on our key initiatives, continuing our journey to become the customer's first choice in home improvement. The economic environment showed signs of improvement as fiscal 2012 represented the first year of growth across all of the core housing metrics: housing turnover, single-family starts, and median home prices. These recent positive trends helped consumers regain confidence in both the local housing markets and their home values. Consequently, we were able to deliver solid results for the year. Net earnings for 2012 increased 6.5% to $2.0 billion and diluted earnings per share increased 18.2% to $1.69. Net sales for 2012 increased 0.6% to $50.5 billion. Fiscal 2011 contained an extra week which contributed $766 million to 2011 net sales or $0.05 to diluted earnings per share. Comparable sales were 1.4%, driven by a 0.9% increase in comparable average ticket and a 0.5% increase in comparable transactions.

For 2012, cash flows from operating activities were approximately $3.8 billion, with $1.2 billion used for capital expenditures. Our strong financial position and positive cash flows provided us with the ability to make strategic investments in our core business and to return cash to shareholders through both dividends and share repurchases. During fiscal 2012, we paid $704 million in dividends and repurchased approximately 146 million shares of common stock for a total of $4.35 billion under our share repurchase program.

Continuing our journey

In 2012, we continued to deliver on our commitment to retail excellence by building on our core strengths, while developing capabilities to provide seamless support across channels and a simplified home improvement experience.

To further deliver a seamless and simple experience, we continued to upgrade our IT infrastructure and gave customers and associates greater access to information and products through enhanced mobile technology, MyLowes, and flexible fulfillment. In 2012, we made additional improvements to our associates' iPhone® capabilities to enable them to deliver better customer experiences in the aisle by giving them immediate access to the information they need, such as the ability to identify available rebates. Our MyLowes customer base also continues to grow. Since the launch of MyLowes in late 2011, there have been over 18 million unique key fob swipes and over 5 million cardholders have registered their cards on MyLowes. We also experienced strong customer response to our iPhone® and Android™ mobile applications which have grown to represent approximately 20% of overall Lowes.com traffic. In addition, flexible fulfillment now allows us to deliver in-stock Lowes.com parcel orders to customers in over 90% of US markets within 24 hours at standard shipping rates.

As we redefine our business to become more seamless and simple, we must also continue to protect retail relevance. In 2012, our focus was on two key initiatives: Value Improvement and Product Differentiation. Value Improvement is designed to enhance our ability to offer compelling products and value while Product Differentiation is designed to help us drive excitement and flexibility in our stores by highlighting innovative products through better display techniques. These strategic initiatives build on Lowe's core strengths and are expected to deliver comparable transaction growth, better gross margins, and greater inventory productivity by localizing assortments and driving excitement in our stores.

Value Improvement enhances our ability to offer compelling products and value by having the right product, at the right quantity, at the right place, at the right time. In 2012, we leveraged our Integrated Planning and Execution tool to create clusters of stores, based on specific differences and customer buying preferences, which enhanced the assortment strategy that was used to guide the line review process. For each cluster, the product assortments were designed to reduce duplication of features and functions within price points to improve the customer experience. We are also working to reduce unit costs by negotiating lower first costs from vendors by eliminating funds set aside for promotional and marketing support. The result is a more localized assortment of products and simpler price point progression within the category. As SKUs are rationalized, the teams are reinvesting the inventory dollars in greater depth of high volume SKUs. In addition, we are increasing our in-stock targets for these new lines to ensure items are available when needed by customers. By the end of 2012, we completed product line reviews and product line resets of approximately 80% and 30% of our business, respectively.

Through our Product Differentiation initiative, we revised many of our end-cap locations to highlight innovative products, significant values, or to showcase specific private or national brands. In addition, we redesigned promotional spaces to better promote seasonally relevant, high value items to drive sales and to provide more open sight lines to navigate and shop at our stores. During 2012, our product differentiation resets were rolled out to approximately 1,250 stores, and we expect to roll the resets out to an additional 160 stores in 2013.

In conjunction with our progress on Value Improvement and Product Differentiation, in 2012 we also initiated sales training programs for store and contact center employees to further develop our sales culture and pave the way for the next phase of our transformation.

Where we go from here – 2013 and beyond

While the housing market is slowly improving, consumers are still coping with the lingering effects of the recession as mortgage delinquency rates remain at historic highs. While we are optimistic about a housing recovery and near-term personal consumption expenditures are expected to grow faster than personal income, employment and income are expected to continue to grow slowly. Consumers will need to continue to prioritize how and where they spend their discretionary income and therefore our outlook for 2013 assumes modest growth in the home improvement market. However we have confidence in our vision and have laid the foundation to continue improving our core business as we move into fiscal year 2013.

In 2013, our Value Improvement initiative will remain the primary focus of the organization. As we improve our product offerings by localizing assortments we expect to drive improved close rates. We also have an opportunity to improve close rates through additional labor in our stores. We expect to add approximately 150 hours per store per week to the staffing model for nearly two-thirds of our stores to help reduce the gap between our weekend versus weekday close rate. Our goal is to better serve customers and close more sales during peak weekday hours by increasing assistance available in the aisles. We believe the increased labor hours and higher in-stock service levels will help us further capitalize on traffic during the week which will result in an improvement in close rates.

In 2013 and beyond, we will further develop our flexible fulfillment capability by deploying Central Dispatch (CDO) and Central Production Offices (CPO). The CDO will allow for centralized delivery scheduling and better route planning, resulting in lower fuel cost, greater fleet utilization, and more productive overall delivery. The CPO will provide operational efficiencies through the consolidation of labor. Today each store has its own installed sales office, whereas, in the future, that labor will be consolidated into our contact centers resulting in a significant reduction of labor hours. The customer's experience will be enhanced through better coordination and consistency.

We will also build trust by partnering with customers to recommend solutions that fit their needs and to help them make the right decisions based on their individual home improvement goals. Beyond 2013, we will further enhance our sales culture by providing our associates the ability to sell seamlessly across channels and to introduce improved project management tools that expand fulfillment capabilities to cultivate personal and simple connections with customers. Associates across selling channels will be provided with a single-view of the customer; one record per customer, from lead capture to project completion. These changes will enable us to improve close rates and capitalize on the momentum of the improving economy and increases in consumer discretionary spending.

By building on core strengths, we have laid the foundation to deliver on our commitment to retail excellence, and will continue to focus on developing the capabilities to provide our customers a seamless and simple home improvement experience going forward.

OPERATIONS

The following tables set forth the percentage relationship to net sales of each line item of the consolidated statements of earnings, as well as the percentage change in dollar amounts from the prior year. This table should be read in conjunction with the following discussion and analysis and the consolidated financial statements, including the related notes to the consolidated financial statements.

			Basis Point Increase / (Decrease) in Percentage of Net Sales from Prior Year [1]	**Percentage Increase / (Decrease) in Dollar Amounts from Prior Year** [1]
	2012	**2011**	**2012 vs. 2011**	**2012 vs. 2011**
Net sales	**100.00%**	**100.00%**	**N/A**	**0.6%**
Gross margin	**34.30**	**34.56**	**(26)**	**(0.1)**
Expenses:				
Selling, general and administrative	24.24	25.08	(84)	(2.8)
Depreciation	3.01	2.95	6	2.9
Interest - net	0.84	0.74	10	13.9
Total expenses	**28.09**	**28.77**	**(68)**	**(1.8)**
Pre-tax earnings	**6.21**	**5.79**	**42**	**7.9**
Income tax provision	2.33	2.13	20	10.4
Net earnings	**3.88%**	**3.66%**	**22**	**6.5%**
EBIT margin [2]	**7.05%**	**6.53%**	**52**	**8.6%**

			Basis Point Increase / (Decrease) in Percentage of Net Sales from Prior Year [1]	**Percentage Increase / (Decrease) in Dollar Amounts from Prior Year** [1]
	2011	**2010**	**2011 vs. 2010**	**2011 vs. 2010**
Net sales	**100.00%**	**100.00%**	**N/A**	**2.9%**
Gross margin	**34.56**	**35.14**	**(58)**	**1.2**
Expenses:				
Selling, general and administrative	25.08	24.60	48	4.9
Depreciation	2.95	3.25	(30)	(6.7)
Interest - net	0.74	0.68	6	11.7
Total expenses	**28.77**	**28.53**	**24**	**3.7**
Pre-tax earnings	**5.79**	**6.61**	**(82)**	**(10.0)**
Income tax provision	2.13	2.49	(36)	(12.4)
Net earnings	**3.66%**	**4.12%**	**(46)**	**(8.5)%**
EBIT margin [2]	**6.53%**	**7.29%**	**(76)**	**(7.9)%**

Other Metrics		2012		2011		2010
Comparable sales increase [3, 4]		1.4%		0.0%		1.3%
Total customer transactions (in millions) [1]		804		810		786
Average ticket [5]	$	62.82	$	62.00	$	62.07
At end of year:						
Number of stores		1,754		1,745		1,749
Sales floor square feet (in millions)		197		197		197
Average store size selling square feet (in thousands) [6]		113		113		113
Return on average assets [7]		5.7%		5.4%		5.8%
Return on average shareholders' equity [8]		13.1%		10.7%		10.7%
Return on invested capital [9]		9.3%		8.7%		9.0%

[1] *Fiscal year ended 2011 had 53 weeks. Fiscal years 2012 and 2010 had 52 weeks.*

[2] *EBIT margin, also referred to as operating margin, is defined as earnings before interest and taxes as a percentage of sales.*

[3] *A comparable location is defined as a location that has been open longer than 13 months. A location that is identified for relocation is no longer considered comparable one month prior to its relocation. The relocated location must then remain open longer than 13 months to be considered comparable. A location we have decided to close is no longer considered comparable as of the beginning of the month in which we announce its closing.*

[4] *Comparable sales are based on comparable 52-week periods for 2012 and 2010 and comparable 53-week periods for 2011.*

[5] *Average ticket is defined as net sales divided by the total number of customer transactions.*

[6] *Average store size selling square feet is defined as sales floor square feet divided by the number of stores open at the end of the period.*

[7] *Return on average assets is defined as net earnings divided by average total assets for the last five quarters.*

[8] *Return on average shareholders' equity is defined as net earnings divided by average shareholders' equity for the last five quarters.*

[9] *Return on invested capital is a non-GAAP financial measure. See below for additional information.*

Return on Invested Capital

Return on Invested Capital (ROIC) is considered a non-GAAP financial measure. We believe ROIC is a meaningful metric for investors because it measures how effectively the Company uses capital to generate profits.

We define ROIC as trailing four quarters' net operating profit after tax divided by the average of ending debt and equity for the last five quarters. Although ROIC is a common financial metric, numerous methods exist for calculating ROIC. Accordingly, the method used by our management to calculate ROIC may differ from the methods other companies use to calculate their ROIC. We encourage you to understand the methods used by another company to calculate its ROIC before comparing its ROIC to ours.

We consider return on average debt and equity to be the financial measure computed in accordance with generally accepted accounting principles that is the most directly comparable GAAP financial measure to ROIC. The difference between these two measures is that ROIC adjusts net earnings to exclude tax adjusted interest expense.

The calculation of ROIC, together with a reconciliation to the calculation of return on average debt and equity, the most comparable GAAP financial measure, is as follows:

(In millions, except percentage data)

Calculation of Return on Invested Capital		2012		2011		2010
Numerator						
Net earnings	$	1,959	$	1,839	$	2,010
Plus:						
Interest expense - net		423		371		332
Provision for income taxes		1,178		1,067		1,218
Earnings before interest and taxes		3,560		3,277		3,560
Less:						
Income tax adjustment [1]		1,337		1,203		1,343
Net operating profit after tax	$	2,223	$	2,074	$	2,217
Effective tax rate		37.6%		36.7%		37.7%
Denominator						
Average debt and equity [2]	$	23,921	$	23,940	$	24,634
Return on invested capital		**9.3%**		**8.7%**		**9.0%**

Calculation of Return on Average Debt and Equity		2012		2011		2010
Numerator						
Net earnings	$	1,959	$	1,839	$	2,010
Denominator						
Average debt and equity [2]	$	23,921	$	23,940	$	24,634
Return on average debt and equity		**8.2%**		**7.7%**		**8.2%**

[1] *Income tax adjustment is defined as earnings before interest and taxes multiplied by the effective tax rate.*

[2] *Average debt and equity is defined as average debt, including current maturities and short-term borrowings, plus total equity for the last five quarters.*

Fiscal 2012 Compared to Fiscal 2011

For the purpose of the following discussion, comparable sales, comparable average ticket and comparable customer transactions are based on comparable 52-week periods.

Net sales – Net sales increased 0.6% to $50.5 billion in 2012. The additional week in 2011 and resulting week shift in 2012 negatively impacted sales comparisons by $692 million, or 1.4%. Comparable sales increased 1.4% in 2012, driven by a 0.9% increase in comparable average ticket and a 0.5% increase in comparable customer transactions. Our key initiatives, Value Improvement and Product Differentiation, drove 40 basis points of the increase in sales. In addition, our proprietary credit value proposition, which offers customers the choice of 5% off every day or promotional financing, contributed 65 basis points to the increase in sales. Geographically, all operating divisions in the U.S. delivered positive comparable sales for the year as sales performance was well balanced in 2012. Furthermore, we continued to see strength in our Pro Services business, which outperformed the company average.

We experienced comparable sales above the company average in the following product categories during 2012: Lumber, Tools & Outdoor Power Equipment, Paint, Seasonal Living, Cabinets & Countertops, and Home Fashions, Storage & Cleaning. In addition, Fashion Electrical, Hardware, Flooring and Plumbing performed at approximately the overall company average. Inflation aided comparable sales throughout the year in both the Lumber and Paint categories.

Comparable sales for Paint also benefited from new product offerings. Hurricane Sandy also contributed to comparable sale increases for Lumber, as a result of storm response efforts, and for Tools & Outdoor Power Equipment, due to increased generator sales. In addition, Tools & Outdoor Power Equipment comparable sales were also positively impacted by favorable weather in the first half of the year combined with effective promotions.

Comparable sales were below the company average in Building Materials, Millwork, Appliances, and Lawn & Garden. The timing of storm recovery and repair efforts in 2012 as compared to 2011 resulted in decreased comparable sales in Building Materials. In addition, difficult comparisons to prior year promotional activity led to decreased comparable sales in Millwork and Appliances. Lawn & Garden was impacted by extreme heat and drought conditions in the first half of the year, slightly offset by improved inventory planning and attachment rates in the second half of the year.

Gross margin – Gross margin of 34.3% for 2012 represented a 26 basis point decrease from 2011, primarily driven by an unfavorable 19 basis point impact related to our proprietary credit value proposition. In addition, we experienced a seven basis point unfavorable impact to margin related to pricing and promotional activity.

SG&A – The 84 basis point decrease in SG&A expense as a percentage of sales from 2011 to 2012 was primarily driven by 81 basis points of leverage due to long-lived asset impairment and other costs associated with the 27 store closures and discontinued projects in 2011. We also experienced approximately 35 basis points of leverage associated with our proprietary credit program, which was driven by increased portfolio income as a result of continued growth in the program. These were partially offset by deleverage of approximately 15 basis points associated with incentive compensation, due to higher attainment levels compared to targets for store-based employees relative to last year. In addition, we experienced nine basis points of deleverage in contract labor associated with information technology projects to improve customer experiences.

Depreciation – Depreciation expense deleveraged six basis points for 2012 compared to 2011 primarily due to higher depreciation associated with IT capital investments made to improve customer experiences, which have shorter average useful lives. Property, less accumulated depreciation, decreased to $21.5 billion at February 1, 2013 compared to $22.0 billion at February 3, 2012. At February 1, 2013 and February 3, 2012, we owned 89% of our stores, which included stores on leased land.

Interest – Net – Net interest expense is comprised of the following:

(In millions)	2012	2011
Interest expense, net of amount capitalized	$ 427	$ 379
Amortization of original issue discount and loan costs	5	4
Interest income	(9)	(12)
Interest - net	**$ 423**	**$ 371**

Net interest expense increased primarily as a result of the issuance of $1.0 billion and $2.0 billion of unsecured notes in November 2011 and April 2012, respectively, partially offset by favorable tax settlements that resulted in a reduced interest accrual during 2012.

Income tax provision – Our effective income tax rate was 37.6% in 2012 compared to 36.7% in 2011. The lower effective tax rate in 2011 was the result of the recognition of one-time federal employee retention benefits from the federal HIRE (Hiring Incentives to Restore Employment) retention tax credit, as well as the favorable settlement of certain state tax matters in the third quarter of 2011.

Fiscal 2011 Compared to Fiscal 2010

For the purpose of the following discussion, comparable sales, comparable average ticket and comparable customer transactions are based on comparable 53-week periods.

Net sales – Net sales increased 2.9% to $50.2 billion in 2011, while comparable sales were flat. The additional week in 2011 contributed 1.6% to the increase in net sales. Comparable customer transactions increased approximately 0.4% and comparable average ticket decreased 0.4% versus 2010.

While comparable sales were flat in 2011, we saw sequential improvement each quarter, with comparable sales of negative 3.3% in the first quarter, negative 0.3% in the second quarter, positive 0.7% in the third quarter and positive 3.4% in the fourth quarter. Unseasonably cold, wet weather, severe storms and flooding during the first quarter as well as comparisons to the 2010 Cash for Appliances government incentive program led to lower performance during the first half of the year. However, as comparisons to the Cash for Appliances program eased and storm recovery efforts were underway, we saw improvement in comparable sales. In addition, strong customer response to our 5% off every-day offer to Lowe's credit cardholders, launched in the first half of 2011, aided comparable sales for the balance of the year.

We experienced comparable sales above the company average in the following product categories during 2011: Building Materials, Fashion Electrical, Paint, Hardware, Plumbing, and Tools & Outdoor Power Equipment. In addition, Seasonal Living, Home Fashions, Storage & Cleaning, Flooring, Lawn & Garden and Lumber performed at approximately the overall company average. Although unfavorable weather in the early part of the year negatively impacted outdoor categories such as Building Materials, recovery efforts after severe spring storms that hit many regions of the country and hurricane Irene positively impacted comparable sales in Building Materials, with particularly strong sales of roofing products and installation services. Plumbing also benefited from the wet weather and storm recovery efforts, with strong sales of pumps & tanks and dehumidifiers. In addition, Tools & Outdoor Power Equipment experienced favorable comparable sales primarily driven by holiday promotions and strong customer response to new products, such as our new line of Kobalt mechanics tools. Fashion Electrical also performed above the company average during 2011, driven by increased customer demand for energy-saving light bulbs, outdoor lighting and electrical cable.

However, difficult comparisons to prior year energy tax credits negatively impacted comparable sales in Millwork. In addition, while we experienced strong market share gains in Cabinets & Countertops, they were not enough to offset the impact of the contracting market, leading to comparable sales below the company average for the year. Appliances also experienced negative comparable sales for the year driven by comparisons to the prior year Cash for Appliances program, which primarily impacted the first half of the year.

Gross margin – Gross margin of 34.56% for 2011 represented a 58 basis point decrease from 2010, primarily driven by margin rate. Strong customer response to our 5% off every-day offer to Lowe's credit cardholders, targeted promotional activity and pricing changes associated with our move to every-day low prices negatively impacted margin for the year. Margin was also negatively impacted by 19 basis points associated with distribution expenses, primarily related to higher fuel costs. In addition, lower of cost or market inventory adjustments, primarily related to the 27 stores that closed in the second half of the year, negatively impacted margin by six basis points. These were partially offset by 15 basis points of favorable impact associated with the mix of products sold across product categories.

SG&A – The increase in SG&A expense as a percentage of sales from 2010 to 2011 was primarily driven by de-leverage of 83 basis points related to charges for store closings, discontinued projects and long-lived asset impairments. We also experienced approximately 15 basis points of de-leverage related to investments made to improve customer experiences, including expenses associated with additional internal and external staffing and technology expenditures. In addition, we experienced de-leverage in payroll taxes and fleet expense. These increases were partially offset by leverage of approximately 40 basis points associated with our proprietary credit program due to reduced program costs associated with lower losses and lower promotional financing as more customers took advantage of the 5% off every day offer. In addition, bonus expense leveraged 30 basis points due to lower attainment levels for the year relative to plan.

Depreciation – Depreciation expense leveraged 30 basis points for 2011 compared to 2010 primarily due to a lower asset base resulting from decreased capital spending and assets becoming fully depreciated or impaired. Property, less accumulated depreciation, decreased to $22.0 billion at February 3, 2012 compared to $22.1 billion at January 28, 2011. At February 3, 2012 and January 28, 2011, we owned 89% of our stores, which included stores on leased land.

Interest – Net interest expense is comprised of the following:

(In millions)	2011	2010
Interest expense, net of amount capitalized	$ 379	$ 340
Amortization of original issue discount and loan costs	4	4
Interest income	(12)	(12)
Interest - net	**$ 371**	**$ 332**

Net interest expense increased primarily as a result of the issuance of $2.0 billion of notes during 2010 and $1.0 billion of notes during 2011, offset by the repayment of $500 million of notes during 2010.

Income tax provision – Our effective income tax rate was 36.7% in 2011 compared to 37.7% in 2010. The reduction in the effective tax rate was predominantly due to the recognition of benefits from the federal HIRE (Hiring Incentives to Restore Employment) retention tax credit as well as various state tax credit programs.

LOWE'S BUSINESS OUTLOOK

As of February 25, 2013, the date of our fourth quarter 2012 earnings release, we expected total sales in 2013 to increase approximately 4% and comparable sales to increase approximately 3.5%. We expected to open approximately 10 stores during 2013. In addition, earnings before interest and taxes as a percentage of sales (operating margin) were expected to increase approximately 60 basis points and the effective tax rate was expected to be approximately 38.1%. Diluted earnings per share of $2.05 were expected for the fiscal year ending January 31, 2014. Our guidance assumed approximately $4 billion in share repurchases during 2013, spread evenly across the four quarters.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash flows from operating activities continued to provide the primary source of our liquidity. The decrease in net cash provided by operating activities for 2012 versus 2011 was primarily driven by changes in working capital. The change in working capital was primarily driven by the timing of tax payments during the periods. The decrease in net cash used in investing activities for 2012 versus 2011 was primarily driven by a decrease in capital expenditures in addition to an increase in proceeds received from the sale of property and other long-term assets, partially offset by lower proceeds from the sale/maturity of investments. The increase in net cash used in financing activities for 2012 was primarily driven by an increase in cash used to repurchase shares, which included shares repurchased under our share repurchase program and shares withheld from employees to satisfy statutory tax withholding liabilities upon vesting of restricted stock awards. This was partially offset by the net change in long-term debt and an increase in proceeds from the issuance of common stock due to options exercised.

Sources of Liquidity

In addition to our cash flows from operations, liquidity is provided by our short-term borrowing facilities. We have a $1.75 billion senior credit facility that expires in October 2016. The senior credit facility supports our commercial paper program and has a $500 million letter of credit sublimit. Letters of credit issued pursuant to the senior credit facility reduce the amount available for borrowing under its terms. Borrowings made are unsecured and are priced at fixed rates based upon market conditions at the time of funding in accordance with the terms of the senior credit facility. The senior credit facility contains certain restrictive covenants, which include maintenance of a debt leverage ratio as defined by the senior credit facility. We were in compliance with those covenants at February 1, 2013. Thirteen banking institutions are participating in the senior credit facility. There were no outstanding borrowings or letters of credit under the senior credit facility and no outstanding borrowings under our commercial paper program at February 1, 2013.

We expect to continue to have access to the capital markets on both short-term and long-term bases when needed for liquidity purposes by issuing commercial paper or new long-term debt. The availability and the borrowing costs of these funds could be adversely affected, however, by a downgrade of our debt ratings or a deterioration of certain financial ratios. The table below reflects our debt ratings by Standard & Poor's (S&P) and Moody's as of April 1, 2013, which we are disclosing to enhance understanding of our sources of liquidity and the effect of our ratings on our cost of funds. Although we currently do not expect a downgrade in our debt ratings, our commercial paper and senior debt ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

Debt Ratings	**S&P**	**Moody's**
Commercial Paper	A-2	P-2
Senior Debt	A-	A3
Outlook	**Negative**	**Stable**

We believe that net cash provided by operating and financing activities will be adequate not only for our operating requirements, but also for investments in information technology, investments in our existing stores, expansion plans and acquisitions, if any, and to return cash to shareholders through both dividends and share repurchases over the next 12 months. There are no provisions in any agreements that would require early cash settlement of existing debt or leases as a result of a downgrade in our debt rating or a decrease in our stock price. In addition, we do not have a significant amount of cash held in foreign affiliates that would not be available to fund domestic operations.

Cash Requirements

Capital expenditures
Our fiscal 2013 capital budget is approximately $1.25 billion, inclusive of approximately $50 million of lease commitments, resulting in a planned net cash outflow of $1.2 billion. Approximately 40% of the planned net cash outflow is for investments to enhance the customer experience, including enhancements in information technology. Investments in our existing stores are expected to account for approximately 35% of net cash outflow including investments in store equipment, resets and remerchandising. Our expansion plans for 2013 consist of approximately 10 new stores, all of which are expected to be owned, and which will account for approximately 15% of the planned net cash outflow. Approximately 30% of these new stores are expected to be on leased land. Other planned capital expenditures, accounting for 10% of planned net cash outflow, are for investments in our distribution network, including one additional regional distribution center.

Debt and capital
In April 2012, we issued $2.0 billion of unsecured notes in three tranches: $500 million of 1.625% notes maturing in April 2017, $750 million of 3.12% notes maturing in April 2022 and $750 million of 4.65% notes maturing in April 2042. Net proceeds from the 2017, 2022 and 2042 notes were approximately $498 million, $746 million, and $740 million, respectively.

During 2012, $550 million of unsecured debt matured and was re-paid with cash from operations and investing activities.

Dividends declared during fiscal 2012 totaled $708 million. Our dividend payment dates are established such that dividends are paid in the quarter immediately following the quarter in which they are declared. The dividend declared in the fourth quarter of 2012 was paid in fiscal 2013 and totaled $178 million.

We have an ongoing share repurchase program that is executed through purchases made from time to time in the open market or through private off-market transactions. Shares purchased under the share repurchase program are returned to authorized and unissued status. On February 1, 2013, the Company's Board of Directors authorized an additional $5.0 billion of share repurchases with no expiration, simultaneously terminating the remaining previous balance of $150 million under the prior authorization. This share repurchase authorization is expected to be used by the end of fiscal 2014.

Our ratio of debt to equity plus debt was 39.6% and 31.6% as of February 1, 2013, and February 3, 2012, respectively.

OFF-BALANCE SHEET ARRANGEMENTS

Other than in connection with executing operating leases, we do not have any off-balance sheet financing that has, or is reasonably likely to have, a material, current or future effect on our financial condition, cash flows, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table summarizes our significant contractual obligations at February 1, 2013:

		Payments Due by Period			
Contractual Obligations (In millions)	**Total**	**Less Than 1 Year**	**1-3 Years**	**4-5 Years**	**After 5 Years**
Long-term debt (principal amounts, excluding discount)	$ 8,702	$ 2	$ 510	$ 1,778	$ 6,412
Long-term debt (interest payments)	6,806	414	828	729	4,835
Capitalized lease obligations [1]	708	79	144	102	383
Operating leases [1]	5,520	420	821	801	3,478
Purchase obligations [2]	945	477	449	19	-
Total contractual obligations	$ 22,681	$ 1,392	$ 2,752	$ 3,429	$ 15,108

Commercial Commitments (in millions)		Amount of Commitment Expiration by Period			
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Letters of Credit [3]	$ 74	$ 74	$ -	$ -	$ -

[1] *Amounts do not include taxes, common area maintenance, insurance or contingent rent because these amounts have historically been insignificant.*

[2] *Represents commitments related to certain marketing and information technology programs, and purchases of merchandise inventory.*

[3] *Letters of credit are issued primarily for insurance and construction contracts.*

At February 1, 2013, our reserve for uncertain tax positions (including penalties and interest) was $75 million, of which $11 million was classified as a current liability and $64 million was classified as a noncurrent liability. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of the effective settlement of tax positions.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements and notes to consolidated financial statements presented in this Form 10-K requires us to make estimates that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosures of contingent assets and liabilities. We base these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

Our significant accounting policies are described in Note 1 to the consolidated financial statements. We believe that the following accounting policies affect the most significant estimates and management judgments used in preparing the consolidated financial statements.

Merchandise Inventory

Description

We record an obsolete inventory reserve for the anticipated loss associated with selling inventories below cost. This reserve is based on our current knowledge with respect to inventory levels, sales trends and historical experience. During 2012, our reserve increased approximately $10 million to $57 million as of February 1, 2013.

We also record an inventory reserve for the estimated shrinkage between physical inventories. This reserve is based primarily on actual shrinkage results from previous physical inventories. During 2012, the inventory shrinkage reserve increased approximately $1 million to $142 million as of February 1, 2013.

In addition, we receive funds from vendors in the normal course of business, principally as a result of purchase volumes, sales, early payments or promotions of vendors' products. Generally, these vendor funds do not represent the reimbursement of specific, incremental and identifiable costs that we incurred to sell the vendor's product. Therefore, we treat these funds as a reduction in the cost of inventory as the amounts are accrued, and recognize these funds as a reduction of cost of sales when the inventory is sold. Funds that are determined to be reimbursements of specific, incremental and identifiable costs incurred to sell vendors' products are recorded as an offset to the related expense.

Judgments and uncertainties involved in the estimate

We do not believe that our merchandise inventories are subject to significant risk of obsolescence in the near term, and we have the ability to adjust purchasing practices based on anticipated sales trends and general economic conditions. However, changes in consumer purchasing patterns or a deterioration in product quality could result in the need for additional reserves. Likewise, changes in the estimated shrink reserve may be necessary, based on the timing and results of physical inventories. We also apply judgment in the determination of levels of non-productive inventory and assumptions about net realizable value.

For vendor funds, we develop accrual rates based on the provisions of the agreements in place. Due to the complexity and diversity of the individual vendor agreements, we perform analyses and review historical purchase trends and volumes throughout the year, adjust accrual rates as appropriate and confirm actual amounts with select vendors to ensure the amounts earned are appropriately recorded. Amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected purchase volumes, especially in the case of programs that provide for increased funding when graduated purchase volumes are met.

Effect if actual results differ from assumptions
We have not made any material changes in the methodology used to establish our inventory valuation or the related reserves for obsolete inventory or inventory shrinkage during the past three fiscal years. We believe that we have sufficient current and historical knowledge to record reasonable estimates for both of these inventory reserves. However, it is possible that actual results could differ from recorded reserves. A 10% change in either the amount of products considered obsolete or the weighted average estimated loss rate used in the calculation of our obsolete inventory reserve would have affected net earnings by approximately $3 million for 2012. A 10% change in the estimated shrinkage rate included in the calculation of our inventory shrinkage reserve would have affected net earnings by approximately $9 million for 2012.

We have not made any material changes in the methodology used to recognize vendor funds during the past three fiscal years. If actual results are not consistent with the assumptions and estimates used, we could be exposed to additional adjustments that could positively or negatively impact gross margin and inventory. However, substantially all receivables associated with these activities do not require subjective long-term estimates because they are collected within the following fiscal year. Adjustments to gross margin and inventory in the following fiscal year have historically not been material.

Long-Lived Asset Impairment

Description
We review the carrying amounts of locations whenever certain events or changes in circumstances indicate that the carrying amounts may not be recoverable. When evaluating locations for impairment, our asset group is at an individual location level, as that is the lowest level for which cash flows are identifiable. Cash flows for individual locations do not include an allocation of corporate overhead.

We evaluate locations for triggering events relating to long-lived asset impairment on a quarterly basis to determine when a location's asset carrying values may not be recoverable. For operating locations, our primary indicator that asset carrying values may not be recoverable is consistently negative cash flow for a 12-month period for those locations that have been open in the same location for a sufficient period of time to allow for meaningful analysis of ongoing operating results. Management also monitors other factors when evaluating operating locations for impairment, including individual locations' execution of their operating plans and local market conditions, including incursion, which is the opening of either other Lowe's locations or those of a direct competitor within the same market. We also consider there to be a triggering event when there is a current expectation that it is more likely than not that a given location will be closed significantly before the end of its previously estimated useful life.

A potential impairment has occurred if projected future undiscounted cash flows expected to result from the use and eventual disposition of the location's assets are less than the carrying amount of the assets. When determining the stream of projected future cash flows associated with an individual operating location, management makes assumptions, incorporating local market conditions, about key store variables including sales growth rates, gross margin and controllable expenses, such as store payroll and occupancy expense, as well as asset residual values or lease rates. An impairment loss is recognized when the carrying amount of the operating location is not recoverable and exceeds its fair value.

We use an income approach to determine the fair value of our individual operating locations, which requires discounting projected future cash flows. This involves making assumptions regarding both a location's future cash flows, as described above, and an appropriate discount rate to determine the present value of those future cash flows. We discount our cash flow estimates at a rate commensurate with the risk that selected market participants would assign to the cash flows. The selected market participants represent a group of other retailers with a market footprint similar in size to ours.

We use a market approach to determine the fair value of our individual locations identified for closure. This involves making assumptions regarding the estimated selling prices or estimated lease rates by obtaining information from property brokers or appraisers in the specific markets being evaluated. The information includes comparable sales of similar assets and assumptions about demand in the market for purchase or lease of these assets.

Judgments and uncertainties involved in the estimate
Our impairment evaluations require us to apply judgment in determining whether a triggering event has occurred, including the evaluation of whether it is more likely than not that a location will be closed significantly before the end of its previously estimated useful life. Our impairment loss calculations require us to apply judgment in estimating expected future cash flows, including estimated sales, margin and controllable expenses, and assumptions about market performance for operating locations and estimated selling prices or lease rates for locations identified for closure. We also apply judgment in estimating asset fair values, including the selection of an appropriate discount rate for fair values determined using an income approach.

Effect if actual results differ from assumptions
During 2012, 12 operating locations experienced a triggering event and were evaluated for recoverability. Five of the 12 operating locations were determined to be impaired. We recorded impairment losses related to these five operating locations of $55 million during 2012, compared to impairment losses on operating locations and locations identified for closure of $309 million during 2011.

We have not made any material changes in the methodology used to estimate the future cash flows of operating locations or locations identified for closure during the past three fiscal years. If the actual results are not consistent with the assumptions and judgments we have made in determining whether it is more likely than not that a location will be closed significantly before the end of its useful life or in estimating future cash flows and determining asset fair values, our actual impairment losses could vary positively or negatively from our estimated impairment losses.

Seven of the 12 operating locations that experienced a triggering event during 2012 were determined to be recoverable and therefore were not impaired. For these seven locations, the expected undiscounted cash flows substantially exceeded the net book value of the location's assets. A 10% reduction in projected sales used to estimate future cash flows at the latest date that these seven operating locations were evaluated for impairment would have resulted in the impairment of four of these locations and increased recognized impairment losses by approximately $47 million.

We analyzed other assumptions made in estimating the future cash flows of the operating locations evaluated for impairment, but the sensitivity of those assumptions was not significant to the estimates.

Store Closing Lease Obligations

Description
When locations under operating leases are closed, we recognize a liability for the fair value of future contractual obligations associated with the leased location. The fair value of the store closing lease obligation is determined using an expected present value cash flow model incorporating future minimum lease payments, property taxes, utilities, common area maintenance and other ongoing expenses, net of estimated sublease income and other recoverable items, discounted at a credit-adjusted risk free rate. The expected present value cash flow model uses a probability weighted scenario approach that assigns varying cash flows to certain scenarios based on the expected likelihood of outcomes. Estimating the fair value involves making assumptions regarding estimated sublease income by obtaining information from property brokers or appraisers in the specific markets being evaluated. The information includes comparable lease rates of similar assets and assumptions about demand in the market for leasing these assets. Subsequent changes to the liability, including a change resulting from a revision to either the timing or the amount of estimated cash flows, are recognized in the period of the change.

Judgments and uncertainties involved in the estimate
Our store closing lease liability calculations require us to apply judgment in estimating expected future cash flows, primarily related to estimated sublease income, and the selection of an appropriate discount rate.

Effect if actual results differ from assumptions
During 2012, the Company relocated one store subject to an operating lease. During 2011, 13 stores under operating lease were closed, which includes one store that was relocated. We recorded $11 million and $76 million of expense for store closing lease obligations during 2012 and 2011, respectively. For 2012, these charges included $9 million related to locations closed or relocated during 2012 and $2 million of adjustments related to previously closed or relocated locations.

We have not made any material changes in the methodology used to estimate the expected future cash flows of closed locations under operating leases during the past three fiscal years. If the actual results are not consistent with the assumptions and judgments we have made in estimating expected future cash flows, our store closing lease obligation losses could vary positively or negatively from our estimated losses. A 10% change in the store closing lease liability would have affected net earnings by approximately $5 million for 2012.

Self-Insurance

Description
We are self-insured for certain losses relating to workers' compensation; automobile; general and product liability; extended protection plan; and certain medical and dental claims. Our self-insured retention or deductible, as applicable, is limited to $2 million per occurrence involving workers' compensation and $3 million per occurrence involving automobile, general or product liability. Additionally, a corridor retention of $2 million per occurrence applies to commercial general liability and product liability claims, subject to a $6 million maximum over a three-year period. We do not have any stop loss limits for self-insured extended protection plan or medical and dental claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon our estimates of the discounted ultimate cost for self-insured claims incurred using actuarial assumptions followed in the insurance industry and historical experience. During 2012, our self-insurance liability increased approximately $35 million to $899 million as of February 1, 2013. During 2012, we reduced the discount rate applied to self-insurance claims by 100 basis points, which resulted in a $20 million unfavorable impact to net earnings.

Judgments and uncertainties involved in the estimate
These estimates are subject to changes in the regulatory environment; utilized discount rate; projected exposures including payroll, sales and vehicle units; as well as the frequency, lag and severity of claims.

Effect if actual results differ from assumptions
We have not made any material changes in the methodology used to establish our self-insurance liability during the past three fiscal years. Although we believe that we have the ability to reasonably estimate losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities. A 10% change in our self-insurance liability would have affected net earnings by approximately $56 million for 2012. A 100 basis point change in our discount rate would have affected net earnings by approximately $23 million for 2012.

Revenue Recognition

Description
See Note 1 to the consolidated financial statements for a discussion of our revenue recognition policies. The following accounting estimates relating to revenue recognition require management to make assumptions and apply judgment regarding the effects of future events that cannot be determined with certainty.

We sell separately-priced extended protection plan contracts under a Lowe's-branded program for which the Company is ultimately self-insured. The Company recognizes revenues from extended protection plan sales on a straight-line basis over the respective contract term. Extended protection plan contract terms primarily range from one to four years from the date of purchase or the end of the manufacturer's warranty, as applicable. The Company consistently groups and evaluates extended protection plan contracts based on the characteristics of the underlying products and the coverage provided in order to monitor for expected losses. A loss on the overall contract would be recognized if the expected costs of performing services under the contracts exceeded the amount of unamortized acquisition costs and related deferred revenue associated with the contracts. Deferred revenues associated with the extended protection plan contracts increased $11 million to $715 million as of February 1, 2013.

We defer revenue and cost of sales associated with settled transactions for which customers have not yet taken possession of merchandise or for which installation has not yet been completed. Revenue is deferred based on the actual amounts received. We use historical gross margin rates to estimate the adjustment to cost of sales for these transactions. During 2012, deferred revenues associated with these transactions increased $11 million to $441 million as of February 1, 2013.

Judgments and uncertainties involved in the estimate
For extended protection plans, there is judgment inherent in our evaluation of expected losses as a result of our methodology for grouping and evaluating extended protection plan contracts and from the actuarial determination of the estimated cost of the contracts. There is also judgment inherent in our determination of the recognition pattern of costs of performing services under these contracts.

For the deferral of revenue and cost of sales associated with transactions for which customers have not yet taken possession of merchandise or for which installation has not yet been completed, there is judgment inherent in our estimates of gross margin rates.

Effect if actual results differ from assumptions
We have not made any material changes in the methodology used to recognize revenue on our extended protection plan contracts during the past three fiscal years. We currently do not anticipate incurring any overall contract losses on our extended protection plan contracts. Although we believe that we have the ability to adequately monitor and estimate expected losses under the extended protection plan contracts, it is possible that actual results could differ from our estimates. In addition, if future evidence indicates that the costs of performing services under these contracts are incurred on other than a straight-line basis, the timing of revenue recognition under these contracts could change. A 10% change in the amount of revenue recognized in 2012 under these contracts would have affected net earnings by approximately $15 million.

We have not made any material changes in the methodology used to reverse net sales and cost of sales related to amounts received for which customers have not yet taken possession of merchandise or for which installation has not yet been completed. We believe we have sufficient current and historical knowledge to record reasonable estimates related to the impact to cost of sales for these transactions. However, if actual results are not consistent with our estimates or assumptions, we may incur additional income or expense. A 10% change in the estimate of the gross margin rates applied to these transactions would have affected net earnings by approximately $7 million in 2012.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

We speak throughout this Annual Report on Form 10-K in forward-looking statements about our future, but particularly in "Management's Discussion and Analysis of Financial Condition and Results of Operations". The words "believe," "expect," "will," "should," and other similar expressions are intended to identify those forward-looking statements. While we believe our expectations are reasonable, they are not guarantees of future performance. Our actual results could differ substantially from our expectations.

For a detailed description of the risks and uncertainties that we are exposed to, you should read the "Risk Factors" included elsewhere in this Annual Report on Form 10-K to the United States Securities and Exchange Commission. All forward-looking statements speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statements in this section and in the "Risk Factors" included elsewhere in this Annual Report on Form 10-K. We do not undertake any obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this report.

Item 7A - Quantitative and Qualitative Disclosures about Market Risk

In addition to the risks inherent in our operations, we are exposed to certain market risks, including changes in interest rates, commodity prices and foreign currency exchange rates.

Interest Rate Risk

Fluctuations in interest rates do not have a material impact on our financial condition and results of operations because our long-term debt is carried at amortized cost and consists of fixed-rate instruments. Therefore, providing quantitative information about interest rate risk is not meaningful for financial instruments.

Commodity Price Risk

We purchase certain commodity products that are subject to price volatility caused by factors beyond our control. We believe that the price volatility of these products is partially mitigated by our ability to adjust selling prices. The selling prices of these commodity products are influenced, in part, by the market price we pay, which is determined by industry supply and demand.

Foreign Currency Exchange Rate Risk

Although we have international operating entities, our exposure to foreign currency exchange rate fluctuations is not material to our financial condition and results of operations.

Item 8 - Financial Statements and Supplementary Data

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Lowe's Companies, Inc. and its subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting (Internal Control) as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Our Internal Control was designed to provide reasonable assurance to our management and the Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of controls. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the reliability of financial reporting and financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness may vary over time.

Our management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our Internal Control as of February 1, 2013. In evaluating our Internal Control, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our management's assessment, we have concluded that, as of February 1, 2013, our Internal Control is effective.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the financial statements contained in this report, was engaged to audit our Internal Control. Their report appears on page 30.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Lowe's Companies, Inc.
Mooresville, North Carolina

We have audited the accompanying consolidated balance sheets of Lowe's Companies, Inc. and subsidiaries (the "Company") as of February 1, 2013 and February 3, 2012, and the related consolidated statements of earnings, comprehensive income, shareholders' equity, and cash flows for each of the three fiscal years in the period ended February 1, 2013. Our audits also included the financial statement schedule listed in the Table of Contents at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at February 1, 2013 and February 3, 2012, and the results of its operations and its cash flows for each of the three fiscal years in the period ended February 1, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of February 1, 2013, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 1, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
April 1, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Lowe's Companies, Inc.
Mooresville, North Carolina

We have audited the internal control over financial reporting of Lowe's Companies, Inc. and subsidiaries (the "Company") as of February 1, 2013, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 1,2013, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the fiscal year ended February 1, 2013 of the Company and our report dated April 1, 2013 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
April 1, 2013

Lowe's Companies, Inc.
Consolidated Statements of Earnings

(In millions, except per share and percentage data) Fiscal years ended on		February 1, 2013	% Sales		February 3, 2012	% Sales		January 28, 2011	% Sales
Net sales	**$**	**50,521**	**100.00%**	**$**	**50,208**	**100.00%**	**$**	**48,815**	**100.00%**
Cost of sales		33,194	65.70		32,858	65.44		31,663	64.86
Gross margin		**17,327**	**34.30**		**17,350**	**34.56**		**17,152**	**35.14**
Expenses:									
Selling, general and administrative		12,244	24.24		12,593	25.08		12,006	24.60
Depreciation		1,523	3.01		1,480	2.95		1,586	3.25
Interest - net		423	0.84		371	0.74		332	0.68
Total expenses		**14,190**	**28.09**		**14,444**	**28.77**		**13,924**	**28.53**
Pre-tax earnings		**3,137**	**6.21**		**2,906**	**5.79**		**3,228**	**6.61**
Income tax provision		1,178	2.33		1,067	2.13		1,218	2.49
Net earnings	**$**	**1,959**	**3.88%**	**$**	**1,839**	**3.66%**	**$**	**2,010**	**4.12%**
Basic earnings per common share	**$**	**1.69**		**$**	**1.43**		**$**	**1.42**	
Diluted earnings per common share	**$**	**1.69**		**$**	**1.43**		**$**	**1.42**	
Cash dividends per share	**$**	**0.62**		**$**	**0.53**		**$**	**0.42**	

Lowe's Companies, Inc.
Consolidated Statements of Comprehensive Income

(In millions, except percentage data) Fiscal years ended on		February 1, 2013	% Sales		February 3, 2012	% Sales		January 28, 2011	% Sales
Net earnings	**$**	**1,959**	**3.88%**	**$**	**1,839**	**3.66%**	**$**	**2,010**	**4.12%**
Foreign currency translation adjustments - net of tax		6	0.01		(8)	(0.02)		28	0.06
Net unrealized investment gains/(losses) - net of tax		-	-		1	-		(2)	-
Other comprehensive income/(loss)		**6**	**0.01**		**(7)**	**(0.02)**		**26**	**0.06**
Comprehensive income	**$**	**1,965**	**3.89%**	**$**	**1,832**	**3.64%**	**$**	**2,036**	**4.18%**

See accompanying notes to consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Balance Sheets

(In millions, except par value and percentage data)		February 1, 2013	% Total	February 3, 2012	% Total
Assets					
Current assets:					
Cash and cash equivalents		$ 541	1.7%	$ 1,014	3.0%
Short-term investments		125	0.4	286	0.9
Merchandise inventory - net		8,600	26.3	8,355	24.9
Deferred income taxes - net		217	0.7	183	0.5
Other current assets		301	0.9	234	0.7
Total current assets		**9,784**	**30.0**	**10,072**	**30.0**
Property, less accumulated depreciation		21,477	65.7	21,970	65.5
Long-term investments		271	0.8	504	1.5
Other assets		1,134	3.5	1,013	3.0
Total assets		**$ 32,666**	**100.0%**	**$ 33,559**	**100.0%**
Liabilities and shareholders' equity					
Current liabilities:					
Current maturities of long-term debt		$ 47	0.1%	$ 592	1.8%
Accounts payable		4,657	14.3	4,352	13.0
Accrued compensation and employee benefits		670	2.1	613	1.8
Deferred revenue		824	2.5	801	2.4
Other current liabilities		1,510	4.6	1,533	4.5
Total current liabilities		**7,708**	**23.6**	**7,891**	**23.5**
Long-term debt, excluding current maturities		9,030	27.6	7,035	21.0
Deferred income taxes - net		455	1.4	531	1.6
Deferred revenue - extended protection plans		715	2.2	704	2.1
Other liabilities		901	2.8	865	2.5
Total liabilities		**18,809**	**57.6**	**17,026**	**50.7**
Commitments and contingencies					
Shareholders' equity:					
Preferred stock - $5 par value, none issued		-	-	-	-
Common stock - $.50 par value;					
Shares issued and outstanding					
February 1, 2013	1,110				
February 3, 2012	1,241	555	1.7	621	1.9
Capital in excess of par value		26	0.1	14	-
Retained earnings		13,224	40.4	15,852	47.2
Accumulated other comprehensive income		52	0.2	46	0.2
Total shareholders' equity		**13,857**	**42.4**	**16,533**	**49.3**
Total liabilities and shareholders' equity		**$ 32,666**	**100.0%**	**$ 33,559**	**100.0%**

See accompanying notes to consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Statements of Shareholders' Equity

(In millions)	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Shareholders' Equity
Balance January 29, 2010	**1,459**	**$ 729**	**$ 6**	**$ 18,307**	**$ 27**	**$ 19,069**
Comprehensive income:						
Net earnings				2,010		
Other comprehensive income					26	
Total comprehensive income						2,036
Tax effect of non-qualified stock options exercised and restricted stock vested			(6)			(6)
Cash dividends declared, $0.42 per share				(588)		(588)
Share-based payment expense			115			115
Repurchase of common stock	(113)	(56)	(204)	(2,358)		(2,618)
Issuance of common stock under share-based payment plans	8	4	100			104
Balance January 28, 2011	**1,354**	**$ 677**	**$ 11**	**$ 17,371**	**$ 53**	**$ 18,112**
Comprehensive income:						
Net earnings				1,839		
Other comprehensive loss					(7)	
Total comprehensive income						1,832
Tax effect of non-qualified stock options exercised and restricted stock vested			(8)			(8)
Cash dividends declared,$0.53 per share				(672)		(672)
Share-based payment expense			106			106
Repurchase of common stock	(120)	(60)	(193)	(2,686)		(2,939)
Issuance of common stock under share-based payment plans	7	4	98			102
Balance February 3, 2012	**1,241**	**$ 621**	**$ 14**	**$ 15,852**	**$ 46**	**$ 16,533**
Comprehensive income:						
Net earnings				1,959		
Other comprehensive income					6	
Total comprehensive income						1,965
Tax effect of non-qualified stock options exercised and restricted stock vested			12			12
Cash dividends declared,$0.62 per share				(708)		(708)
Share-based payment expense			97			97
Repurchase of common stock	(147)	(74)	(440)	(3,879)		(4,393)
Issuance of common stock under share-based payment plans	16	8	343			351
Balance February 1, 2013	**1,110**	**$ 555**	**$ 26**	**$ 13,224**	**$ 52**	**$ 13,857**

See accompanying notes to consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Statements of Cash Flows

(In millions) Fiscal years ended on	February 1, 2013	February 3, 2012	January 28, 2011
Cash flows from operating activities:			
Net earnings	$ 1,959	$ 1,839	$ 2,010
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	1,623	1,579	1,684
Deferred income taxes	(140)	54	(133)
Loss on property and other assets – net	83	456	103
Loss on equity method investments	48	12	4
Share-based payment expense	100	107	115
Changes in operating assets and liabilities:			
Merchandise inventory – net	(244)	(33)	(64)
Other operating assets	(87)	125	(146)
Accounts payable	303	(5)	60
Other operating liabilities	117	215	219
Net cash provided by operating activities	**3,762**	**4,349**	**3,852**
Cash flows from investing activities:			
Purchases of investments	(1,444)	(1,433)	(2,605)
Proceeds from sale/maturity of investments	1,837	2,120	1,822
Capital expenditures	(1,211)	(1,829)	(1,329)
Contributions to equity method investments – net	(219)	(232)	(83)
Proceeds from sale of property and other long-term assets	130	52	25
Other – net	4	(115)	(14)
Net cash used in investing activities	**(903)**	**(1,437)**	**(2,184)**
Cash flows from financing activities:			
Net proceeds from issuance of long-term debt	1,984	993	1,985
Repayment of long-term debt	(591)	(37)	(552)
Proceeds from issuance of common stock under share-based payment plans	349	100	104
Cash dividend payments	(704)	(647)	(571)
Repurchase of common stock	(4,393)	(2,937)	(2,618)
Other – net	22	(21)	1
Net cash used in financing activities	**(3,333)**	**(2,549)**	**(1,651)**
Effect of exchange rate changes on cash	**1**	**(1)**	**3**
Net (decrease)/increase in cash and cash equivalents	(473)	362	20
Cash and cash equivalents, beginning of year	1,014	652	632
Cash and cash equivalents, end of year	**$ 541**	**$ 1,014**	**$ 652**

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED FEBRUARY 1, 2013, FEBRUARY 3, 2012 AND JANUARY 28, 2011

NOTE 1: Summary of Significant Accounting Policies

Lowe's Companies, Inc. and subsidiaries (the Company) is the world's second-largest home improvement retailer and operated 1,754 stores in the United States, Canada and Mexico at February 1, 2013. Below are those accounting policies considered by the Company to be significant.

Fiscal Year - The Company's fiscal year ends on the Friday nearest the end of January. Fiscal years 2012 and 2010 each contained 52 weeks and fiscal year 2011 contained 53 weeks. All references herein for the years 2012, 2011 and 2010 represent the fiscal years ended February 1, 2013, February 3, 2012, and January 28, 2011, respectively.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly-owned or controlled operating subsidiaries. All intercompany accounts and transactions have been eliminated.

Foreign Currency - The functional currencies of the Company's international subsidiaries are generally the local currencies of the countries in which the subsidiaries are located. Foreign currency denominated assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the consolidated balance sheet date. Results of operations and cash flows are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on translation of assets and liabilities is included as a component of shareholders' equity in accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions, which are included in selling, general and administrative (SG&A) expense, have not been significant.

Use of Estimates - The preparation of the Company's financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosures of contingent assets and liabilities. The Company bases these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand, demand deposits and short-term investments with original maturities of three months or less when purchased. Cash and cash equivalents are carried at amortized cost on the consolidated balance sheets. The majority of payments due from financial institutions for the settlement of credit card and debit card transactions process within two business days and are, therefore, classified as cash and cash equivalents.

Investments - As of February 1, 2013, investments consisted primarily of municipal obligations, money market funds and municipal floating rate obligations. The Company classifies as investments restricted balances primarily pledged as collateral for the Company's extended protection plan program. At February 3, 2012, investments also included restricted balances pledged as collateral for a portion of the Company's casualty insurance and Installed Sales program liabilities. Investments, exclusive of cash equivalents, with a stated maturity date of one year or less from the balance sheet date or that are expected to be used in current operations, are classified as short-term investments. The Company's trading securities are also classified as short-term investments. All other investments are classified as long-term.

Prior to the end of 2012, the Company maintained investment securities that were previously held in conjunction with certain employee benefit plans that are classified as trading securities. These securities were carried at fair value with unrealized gains and losses included in SG&A expense. All other investment securities are classified as available-for-sale and are carried at fair value with unrealized gains and losses included in accumulated other comprehensive income (loss) in shareholders' equity.

Merchandise Inventory - Inventory is stated at the lower of cost or market using the first-in, first-out method of inventory accounting. The cost of inventory also includes certain costs associated with the preparation of inventory for resale, including distribution center costs, and is net of vendor funds.

The Company records an inventory reserve for the anticipated loss associated with selling inventories below cost. This reserve is based on management's current knowledge with respect to inventory levels, sales trends and historical experience. Management does not believe the Company's merchandise inventories are subject to significant risk of obsolescence in the near term, and management has the ability to adjust purchasing practices based on anticipated sales trends and general economic conditions. However, changes in consumer purchasing patterns could result in the need for additional reserves. The Company also records an inventory reserve for the estimated shrinkage between physical inventories. This reserve is based primarily on actual shrink results from previous physical inventories. Changes in the estimated shrink reserve are made based on the timing and results of physical inventories.

The Company receives funds from vendors in the normal course of business, principally as a result of purchase volumes, sales, early payments or promotions of vendors' products. Generally, these vendor funds do not represent the reimbursement of specific, incremental and identifiable costs incurred by the Company to sell the vendor's product. Therefore, we treat these funds as a reduction in the cost of inventory as the amounts are accrued, and are recognized as a reduction of cost of sales when the inventory is sold. Funds that are determined to be reimbursements of specific, incremental and identifiable costs incurred to sell vendors' products are recorded as an offset to the related expense. The Company develops accrual rates for vendor funds based on the provisions of the agreements in place. Due to the complexity and diversity of the individual vendor agreements, the Company performs analyses and reviews historical trends throughout the year and confirms actual amounts with select vendors to ensure the amounts earned are appropriately recorded. Amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected annual purchase volumes, especially in the case of programs that provide for increased funding when graduated purchase volumes are met.

Derivative Financial Instruments - The Company occasionally utilizes derivative financial instruments to manage certain business risks. However, the amounts were not material to the Company's consolidated financial statements in any of the years presented. The Company does not use derivative financial instruments for trading purposes.

Credit Programs - The majority of the Company's accounts receivable arises from sales of goods and services to commercial business customers. The Company has an agreement with GE Capital Retail (GE) under which GE purchases at face value commercial business accounts receivable originated by the Company and services these accounts. This agreement expires in December 2016, unless terminated sooner by the parties. The Company accounts for these transfers as sales of the accounts receivable. When the Company sells its commercial business accounts receivable, it retains certain interests in those receivables, including the funding of a loss reserve and its obligation related to GE's ongoing servicing of the receivables sold. Any gain or loss on the sale is determined based on the previous carrying amounts of the transferred assets allocated at fair value between the receivables sold and the interests retained. Fair value is based on the present value of expected future cash flows, taking into account the key assumptions of anticipated credit losses, payment rates, late fee rates, GE's servicing costs and the discount rate commensurate with the uncertainty involved. Due to the short-term nature of the receivables sold, changes to the key assumptions would not materially impact the recorded gain or loss on the sales of receivables or the fair value of the retained interests in the receivables.

Total commercial business accounts receivable sold to GE were $1.9 billion in 2012, $1.8 billion in 2011 and $1.7 billion in 2010. The Company recognized losses of $30 million in 2012 and $31 million in both 2011 and 2010 on these receivable sales as SG&A expense, which primarily relates to the fair value of the obligations incurred related to servicing costs that are remitted to GE monthly. At February 1, 2013 and February 3, 2012, the fair value of the retained interests was determined based on the present value of expected future cash flows and was insignificant.

Sales generated through the Company's proprietary credit cards are not reflected in receivables. Under an agreement with GE, credit is extended directly to customers by GE. All credit program-related services are performed and controlled directly by GE. The Company has the option, but no obligation, to purchase the receivables at the end of the agreement in December 2016. Tender costs, including amounts associated with accepting the Company's proprietary credit cards, are included in SG&A expense in the consolidated statements of earnings.

The total portfolio of receivables held by GE, including both receivables originated by GE from the Company's proprietary credit cards and commercial business accounts receivable originated by the Company and sold to GE, approximated $6.5 billion at February 1, 2013, and $6.0 billion at February 3, 2012.

Property and Depreciation - Property is recorded at cost. Costs associated with major additions are capitalized and depreciated. Capital assets are expected to yield future benefits and have original useful lives which exceed one year. The total cost of a capital asset generally includes all applicable sales taxes, delivery costs, installation costs and other appropriate costs incurred by the Company, including interest in the case of self-constructed assets. Upon disposal, the cost of properties and related accumulated depreciation is removed from the accounts, with gains and losses reflected in SG&A expense in the consolidated statements of earnings.

Property consists of land, buildings and building improvements, equipment and construction in progress. Buildings and building improvements includes owned buildings as well as buildings under capital lease and leasehold improvements. Equipment primarily includes store racking and displays, computer hardware and software, forklifts, vehicles and other store equipment.

Depreciation is provided over the estimated useful lives of the depreciable assets. Assets are depreciated using the straight-line method. Leasehold improvements and assets under capital lease are depreciated over the shorter of their estimated useful lives or the term of the related lease, which may include one or more option renewal periods where failure to exercise such options would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. During the term of a lease, if leasehold improvements are placed in service significantly after the inception of the lease, the Company depreciates these leasehold improvements over the shorter of the useful life of the leasehold assets or a term that includes lease renewal periods deemed to be reasonably assured at the time the leasehold improvements are placed into service. The amortization of these assets is included in depreciation expense in the consolidated financial statements.

Long-Lived Asset Impairment/Exit Activities - The carrying amounts of long-lived assets are reviewed whenever certain events or changes in circumstances indicate that the carrying amounts may not be recoverable. A potential impairment has occurred for long-lived assets held-for-use if projected future undiscounted cash flows expected to result from the use and eventual disposition of the assets are less than the carrying amounts of the assets. An impairment loss is recorded for long-lived assets held-for-use when the carrying amount of the asset is not recoverable and exceeds its fair value.

Excess properties that are expected to be sold within the next 12 months and meet the other relevant held-for-sale criteria are classified as long-lived assets held-for-sale. Excess properties consist primarily of retail outparcels and property associated with relocated or closed locations. An impairment loss is recorded for long-lived assets held-for-sale when the carrying amount of the asset exceeds its fair value less cost to sell. A long-lived asset is not depreciated while it is classified as held-for-sale.

For long-lived assets to be abandoned, the Company considers the asset to be disposed of when it ceases to be used. Until it ceases to be used, the Company continues to classify the asset as held-for-use and tests for potential impairment accordingly. If the Company commits to a plan to abandon a long-lived asset before the end of its previously estimated useful life, its depreciable life is re-evaluated.

The Company recorded long-lived asset impairment losses of $77 million during 2012, including $55 million for operating locations, $17 million for excess properties classified as held-for-use and $5 million, including costs to sell, for excess properties classified as held-for-sale. The Company recorded impairment losses of $388 million in 2011, including $40 million for operating locations, $269 million for locations identified for closure, $78 million for excess properties classified as held-for-use and $1 million, including costs to sell, for excess properties classified as held-for-sale. The Company recorded long-lived asset impairment of $71 million during 2010, including $36 million for operating locations, $26 million for excess properties classified as held-for-use and $9 million, including costs to sell, for excess properties classified as held-for-sale. Impairment losses are included in SG&A expense in the consolidated statements of earnings. Fair value measurements associated with long-lived asset impairments are further described in Note 2 to the consolidated financial statements.

During 2011, the Company closed 27 underperforming stores across the United States. These decisions were the result of the Company's realignment of its store operations structure and its continued efforts to focus resources in a manner that would generate the greatest shareholder value. Total impairment losses for locations identified for closure for 2011 relate to these store closings.

The net carrying amount of excess properties that do not meet the held-for-sale criteria is included in other assets (noncurrent) on the consolidated balance sheets and totaled $218 million and $286 million at February 1, 2013 and February 3, 2012, respectively.

When locations under operating leases are closed, a liability is recognized for the fair value of future contractual obligations, including future minimum lease payments, property taxes, utilities, common area maintenance and other ongoing expenses, net of estimated sublease income and other recoverable items. When the Company commits to an exit plan and communicates that plan to affected employees, a liability is recognized in connection with one-time employee termination benefits. Subsequent changes to the liabilities, including a change resulting from a revision to either the timing or the amount of estimated cash flows, are recognized in the period of change. Expenses associated with exit activities are included in SG&A expense in the consolidated statement of earnings.

Equity Method Investments - The Company's investments in certain unconsolidated entities are accounted for under the equity method. The balance of these investments is included in other assets (noncurrent) in the accompanying consolidated balance sheets. The balance is increased to reflect the Company's capital contributions and equity in earnings of the investees. The balance is decreased to reflect its equity in losses of the investees and for distributions received that are not in excess of the carrying amount of the investments. Equity in earnings and losses of the investees has been immaterial and is included in SG&A expense.

Leases - For lease agreements that provide for escalating rent payments or free-rent occupancy periods, the Company recognizes rent expense on a straight-line basis over the non-cancellable lease term and option renewal periods where failure to exercise such options would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. The lease term commences on the date that the Company takes possession of or controls the physical use of the property. Deferred rent is included in other liabilities (noncurrent) on the consolidated balance sheets.

When the Company renegotiates and amends a lease to extend the non-cancellable lease term prior to the date at which it would have been required to exercise or decline a term extension option, the amendment is treated as a new lease. The new lease begins on the date the lease amendment is entered into and ends on the last date of the non-cancellable lease term, as adjusted to include any option renewal periods where failure to exercise such options would result in an economic penalty in such amount that renewal appears, at the inception of the lease amendment, to be reasonably assured. The new lease is classified as operating or capital under the authoritative guidance through use of assumptions regarding residual value, economic life, incremental borrowing rate, and fair value of the leased asset(s) as of the date of the amendment.

Accounts Payable - The Company has an agreement with a third party to provide an accounts payable tracking system which facilitates participating suppliers' ability to finance payment obligations from the Company with designated third-party financial institutions. Participating suppliers may, at their sole discretion, make offers to finance one or more payment obligations of the Company prior to their scheduled due dates at a discounted price to participating financial institutions. The Company's goal in entering into this arrangement is to capture overall supply chain savings, in the form of pricing, payment terms or vendor funding, created by facilitating suppliers' ability to finance payment obligations at more favorable discount rates, while providing them with greater working capital flexibility.

The Company's obligations to its suppliers, including amounts due and scheduled payment dates, are not impacted by suppliers' decisions to finance amounts under this arrangement. However, the Company's right to offset balances due from suppliers against payment obligations is restricted by this arrangement for those payment obligations that have been financed by suppliers. As of February 1, 2013 and February 3, 2012, $665 million and $754 million, respectively, of the Company's outstanding payment obligations had been placed on the accounts payable tracking system, and participating suppliers had financed $400 million and $431 million, respectively, of those payment obligations to participating financial institutions.

Other Current Liabilities - Other current liabilities on the consolidated balance sheets consist of:

(In millions)	February 1, 2013	February 3, 2012
Self-insurance liabilities	$ 316	$ 318
Accrued dividends	178	174
Accrued interest	136	126
Accrued property taxes	112	102
Sales tax liabilities	104	158
Other	664	655
Total	**$ 1,510**	**$ 1,533**

Self-Insurance - The Company is self-insured for certain losses relating to workers' compensation, automobile, property, and general and product liability claims. The Company has stop-loss coverage to limit the exposure arising from these claims. The Company is also self-insured for certain losses relating to extended protection plan and medical and dental claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon management's estimates of the discounted ultimate cost for self-insured claims incurred using actuarial assumptions followed in the insurance industry and historical experience. Although management believes it has the ability to reasonably estimate losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities.

The Company provides surety bonds issued by insurance companies to secure payment of workers' compensation liabilities as required in certain states where the Company is self-insured. Outstanding surety bonds relating to self-insurance were $216 million and $214 million at February 1, 2013, and February 3, 2012, respectively. The total self-insurance liability, including the current and non-current portions, was $899 million and $864 million at February 1, 2013 and February 3, 2012, respectively.

Income Taxes - The Company establishes deferred income tax assets and liabilities for temporary differences between the tax and financial accounting bases of assets and liabilities. The tax effects of such differences are reflected in the consolidated balance sheets at the enacted tax rates expected to be in effect when the differences reverse. A valuation allowance is recorded to reduce the carrying amount of deferred tax assets if it is more likely than not that all or a portion of the asset will not be realized. The tax balances and income tax expense recognized by the Company are based on management's interpretation of the tax statutes of multiple jurisdictions.

The Company establishes a liability for tax positions for which there is uncertainty as to whether or not the position will be ultimately sustained. The Company includes interest related to tax issues as part of net interest on the consolidated financial statements. The Company records any applicable penalties related to tax issues within the income tax provision.

Revenue Recognition - The Company recognizes revenues, net of sales tax, when sales transactions occur and customers take possession of the merchandise. A provision for anticipated merchandise returns is provided through a reduction of sales and cost of sales in the period that the related sales are recorded. Revenues from product installation services are recognized when the installation is completed. Deferred revenues associated with amounts received for which customers have not yet taken possession of merchandise or for which installation has not yet been completed were $441 million and $430 million at February 1, 2013, and February 3, 2012, respectively.

Revenues from stored-value cards, which include gift cards and returned merchandise credits, are deferred and recognized when the cards are redeemed. The liability associated with outstanding stored-value cards was $383 million and $371 million at February 1, 2013, and February 3, 2012, respectively, and these amounts are included in deferred revenue on the consolidated balance sheets.The Company recognizes income from unredeemed stored-value cards at the point at which redemption becomes remote. The Company's stored-value cards have no expiration date or dormancy fees. Therefore, to determine when redemption is remote, the Company analyzes an aging of the unredeemed cards based on the date of last stored-value card use.

Extended Protection Plans - The Company sells separately-priced extended protection plan contracts under a Lowe's-branded program for which the Company is ultimately self-insured. The Company recognizes revenue from extended protection plan sales on a straight-line basis over the respective contract term. Extended protection plan contract terms primarily range from one to four years from the date of purchase or the end of the manufacturer's warranty, as applicable. Changes in deferred revenue for extended protection plan contracts are summarized as follows:

(In millions)	2012	2011
Deferred revenue - extended protection plans, beginning of year	$ 704	$ 631
Additions to deferred revenue	251	264
Deferred revenue recognized	(240)	(191)
Deferred revenue - extended protection plans, end of year	$ 715	$ 704

Incremental direct acquisition costs associated with the sale of extended protection plans are also deferred and recognized as expense on a straight-line basis over the respective contract term. Deferred costs associated with extended protection plan contracts were $95 million and $145 million at February 1, 2013 and February 3, 2012, respectively. The Company's extended protection plan deferred costs are included in other assets (noncurrent) on the consolidated balance sheets. All other costs, such as costs of services performed under the contract, general and administrative expenses and advertising expenses are expensed as incurred.

The liability for extended protection plan claims incurred is included in other current liabilities on the consolidated balance sheets. Changes in the liability for extended protection plan claims are summarized as follows:

(In millions)	2012	2011
Liability for extended protection plan claims, beginning of year	$ 21	$ 20
Accrual for claims incurred	102	90
Claim payments	(103)	(89)
Liability for extended protection plan claims, end of year	$ 20	$ 21

Cost of Sales and Selling, General and Administrative Expenses - The following lists the primary costs classified in each major expense category:

Cost of Sales

- Total cost of products sold, including:
  - Purchase costs, net of vendor funds;
  - Freight expenses associated with moving merchandise inventories from vendors to retail stores;
  - Costs associated with operating the Company's distribution network, including payroll and benefit costs and occupancy costs;
- Costs of installation services provided;
- Costs associated with delivery of products directly from vendors to customers by third parties;
- Costs associated with inventory shrinkage and obsolescence.

Selling, General and Administrative

- Payroll and benefit costs for retail and corporate employees;
- Occupancy costs of retail and corporate facilities;
- Advertising;
- Costs associated with delivery of products from stores and distribution centers to customers;
- Third-party, in-store service costs;
- Tender costs, including bank charges, costs associated with credit card interchange fees and amounts associated with accepting the Company's proprietary credit cards;
- Costs associated with self-insured plans, and premium costs for stop-loss coverage and fully insured plans;
- Long-lived asset impairment losses and gains/losses on disposal of assets;
- Other administrative costs, such as supplies, and travel and entertainment.

Advertising - Costs associated with advertising are charged to expense as incurred. Advertising expenses were $809 million, $803 million and $790 million in 2012, 2011 and 2010, respectively.

Shipping and Handling Costs - The Company includes shipping and handling costs relating to the delivery of products directly from vendors to customers by third parties in cost of sales. Shipping and handling costs, which include third-party delivery costs, salaries, and vehicle operations expenses relating to the delivery of products from stores and distribution centers to customers, are classified as SG&A expense. Shipping and handling costs included in SG&A expense were $457 million, $461 million and $431 million in 2012, 2011 and 2010, respectively.

Store Opening Costs - Costs of opening new or relocated retail stores, which include payroll and supply costs incurred prior to store opening and grand opening advertising costs, are charged to expense as incurred.

Comprehensive Income - The Company reports comprehensive income in its consolidated statements of comprehensive income and consolidated statements of shareholders' equity. Comprehensive income represents changes in shareholders' equity from non-owner sources and is comprised primarily of net earnings plus or minus unrealized gains or losses on available-for-sale securities, as well as foreign currency translation adjustments. Net unrealized gains, net of tax, on available-for-sale securities classified in accumulated other comprehensive income on the consolidated balance sheets were insignificant at February 1, 2013 and February 3, 2012. Net foreign currency translation gains, net of tax, classified in accumulated other comprehensive income were $51 million and $45 million at February 1, 2013 and February 3, 2012, respectively. The reclassification adjustments for realized gains/losses included in net earnings were insignificant during 2012, 2011 and 2010.

Segment Information - The Company's home improvement retail operations represent a single operating segment based on the way the Company manages its business. Key operating decisions are made at the Company level in order to maintain a consistent retail store presentation. The Company's home improvement retail stores sell similar products and services, use similar processes to sell those products and services, and sell their products and services to similar classes of customers. The amounts of long-lived assets and net sales outside of the U.S. were not significant for any of the periods presented.

Reclassifications - Certain prior period amounts have been reclassified to conform to current classifications. Certain amounts within the consolidated statements of cash flows have been reclassified, including the loss on equity method investments and contributions to equity method investments – net, which are now presented as separate line items.

NOTE 2: Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements establishes a three-level hierarchy, which encourages an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of the hierarchy are defined as follows:

- Level 1 - inputs to the valuation techniques that are quoted prices in active markets for identical assets or liabilities
- Level 2 - inputs to the valuation techniques that are other than quoted prices but are observable for the assets or liabilities, either directly or indirectly
- Level 3 - inputs to the valuation techniques that are unobservable for the assets or liabilities

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis

The following tables present the Company's financial assets measured at fair value on a recurring basis as of February 1, 2013 and February 3, 2012, classified by fair value hierarchy:

		Fair Value Measurements at Reporting Date Using		
(In millions)	February 1, 2013	Level 1	Level 2	Level 3
Available-for-sale securities:				
Municipal obligations	$ 56	$ -	$ 56	$ -
Money market funds	49	49	-	-
Municipal floating rate obligations	14	-	14	-
Other	6	-	6	-
Total short-term investments	**$ 125**	**$ 49**	**$ 76**	**$ -**
Available-for-sale securities:				
Municipal floating rate obligations	$ 230	$ -	$ 230	$ -
Municipal obligations	41	-	41	-
Total long-term investments	**$ 271**	**$ -**	**$ 271**	**$ -**

(In millions)	February 3, 2012	Fair Value Measurements at Reporting Date Using		
		Level 1	Level 2	Level 3
Available-for-sale securities:				
Municipal obligations	$ 79	$ -	$ 79	$ -
Money market funds	153	153	-	-
Municipal floating rate obligations	25	-	25	-
Other	2	2	-	-
Trading securities:				
Mutual funds	27	27	-	-
Total short-term investments	**$ 286**	**$ 182**	**$ 104**	**$ -**
Available-for-sale securities:				
Municipal floating rate obligations	$ 363	$ -	$ 363	$ -
Municipal obligations	122	-	122	-
Other	19	-	19	-
Total long-term investments	**$ 504**	**$ -**	**$ 504**	**$ -**

When available, quoted prices were used to determine fair value. When quoted prices in active markets were available, investments were classified within Level 1 of the fair value hierarchy. When quoted prices in active markets were not available, fair values were determined using pricing models, and the inputs to those pricing models were based on observable market inputs. The inputs to the pricing models were typically benchmark yields, reported trades, broker-dealer quotes, issuer spreads and benchmark securities, among others.

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

For the years ended February 1, 2013 and February 3, 2012, the Company's only significant assets or liabilities measured at fair value on a nonrecurring basis subsequent to their initial recognition were certain assets subject to long-lived asset impairment.

The Company reviews the carrying amounts of long-lived assets whenever certain events or changes in circumstances indicate that the carrying amounts may not be recoverable. With input from retail store operations, the Company's accounting and finance personnel that organizationally report to the chief financial officer, assess the performance of retail stores quarterly against historical patterns and projections of future profitability for evidence of possible impairment. An impairment loss is recognized when the carrying amount of the asset (disposal) group is not recoverable and exceeds its fair value. The Company estimated the fair values of assets subject to long-lived asset impairment based on the Company's own judgments about the assumptions that market participants would use in pricing the assets and on observable market data, when available. The Company classified these fair value measurements as Level 3.

In the determination of impairment for operating locations, the Company determined the fair values of individual operating locations using an income approach, which required discounting projected future cash flows. When determining the stream of projected future cash flows associated with an individual operating location, management made assumptions, incorporating local market conditions and inputs from retail store operations, about key variables including the following unobservable inputs: sales growth rates, gross margin, controllable expenses, such as payroll and occupancy expense, and asset residual values. In order to calculate the present value of those future cash flows, the Company discounted cash flow estimates at a rate commensurate with the risk that selected market participants would assign to the cash flows. In general, the selected market participants represented a group of other retailers with a location footprint similar in size to the Company's.

During 2012, 12 operating locations experienced a triggering event and were evaluated for recoverability. Five of the 12 operating locations were determined to be impaired due to a decline in recent cash flow trends and an unfavorable sales outlook, resulting in an impairment loss of $55 million. The discounted cash flow model used to estimate the fair value of the impaired operating locations assumed average annual sales growth rates ranging from 2.0% to 4.0% over the remaining life of the locations and applied discount rates of approximately 6%.

The remaining seven operating locations that experienced a triggering event during 2012 were determined to be recoverable and therefore were not impaired. For these seven locations, the expected undiscounted cash flows substantially exceeded the net book value of the location's assets. A 10% reduction in projected sales used to estimate future cash flows at the latest date these seven operating locations were evaluated for impairment would have resulted in the impairment of four of these locations and increased recognized impairment losses by $47 million. We analyzed other assumptions made in estimating the future cash flows of the operating locations evaluated for impairment, but the sensitivity of those assumptions was not significant to the estimates.

In the determination of impairment for locations identified for closure and for excess properties held-for-use and held-for-sale, which consisted of retail outparcels and property associated with relocated or closed locations, the fair values were determined using a market approach based on estimated selling prices. The Company determined the estimated selling prices by obtaining information from property brokers or appraisers in the specific markets being evaluated or negotiated non-binding offers to purchase. The information obtained from property brokers or appraisers included comparable sales of similar assets and assumptions about demand in the market for these assets.

During 2012, the Company incurred total impairment charges of $21 million for 22 excess property locations. A 10% reduction in the estimated selling prices for these excess properties at the dates the locations were evaluated for impairment would have increased impairment losses by approximately $4 million.

The following tables present the Company's non-financial assets measured at estimated fair value on a nonrecurring basis and the resulting long-lived asset impairment losses included in earnings, excluding costs to sell for excess properties held-for-sale. Because assets subject to long-lived asset impairment were not measured at fair value on a recurring basis, certain fair value measurements presented in the table may reflect values at earlier measurement dates and may no longer represent the fair values at February 1, 2013 and February 3, 2012.

Fair Value Measurements - Nonrecurring Basis

	February 1, 2013		February 3, 2012	
(In millions)	Fair Value Measurements	Impairment Losses	Fair Value Measurements	Impairment Losses
Assets held-for-use:				
Operating locations	$ 19	$ (55)	$ 16	$ (40)
Locations identified for closure	-	-	72	(269)
Excess properties	33	(17)	117	(78)
Assets held-for-sale:				
Excess properties	8	(4)	2	(1)
Total	**$ 60**	**$ (76)**	**$ 207**	**$ (388)**

Fair Value of Financial Instruments

The Company's financial instruments not measured at fair value on a recurring basis include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and long-term debt and are reflected in the financial statements at cost. With the exception of long-term debt, cost approximates fair value for these items due to their short-term nature. The fair values of the Company's unsecured notes classified as Level 1 were estimated using quoted market prices. The fair values of the Company's mortgage notes classified as Level 2 were estimated using discounted cash flow analyses, based on the future cash outflows associated with these arrangements and discounted using the applicable risk-free borrowing rate.

Carrying amounts and the related estimated fair value of the Company's long-term debt, excluding capitalized lease obligations, are as follows:

	February 1, 2013		February 3, 2012	
(In millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Unsecured notes (Level 1)	8,627	9,860	7,189	8,250
Mortgage notes (Level 2)	19	22	20	24
Long-term debt (excluding capitalized lease obligations)	**$ 8,646**	**$ 9,882**	**$ 7,209**	**$ 8,274**

NOTE 3: Investments

The amortized costs, gross unrealized holding gains and losses, and fair values of the Company's investment securities classified as available-for-sale at February 1, 2013 and February 3, 2012 are as follows:

	February 1, 2013			
(In millions)	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Values
Municipal obligations	$ 56	$ -	$ -	$ 56
Money market funds	49	-	-	49
Municipal floating rate obligations	14	-	-	14
Other	6	-	-	6
Classified as short-term	**125**	**-**	**-**	**125**
Municipal floating rate obligations	230	-	-	230
Municipal obligations	40	1	-	41
Classified as long-term	**270**	**1**	**-**	**271**
Total	**$ 395**	**$ 1**	**$ -**	**$ 396**

	February 3, 2012			
(In millions)	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Values
Municipal obligations	$ 79	$ -	$ -	$ 79
Money market funds	153	-	-	153
Municipal floating rate obligations	25	-	-	25
Other	2	-	-	2
Classified as short-term	**259**	**-**	**-**	**259**
Municipal floating rate obligations	363	-	-	363
Municipal obligations	120	2	-	122
Other	19	-	-	19
Classified as long-term	**502**	**2**	**-**	**504**
Total	**$ 761**	**$ 2**	**$ -**	**$ 763**

The proceeds from sales of available-for-sale securities were $1.1 billion, $1.3 billion and $814 million for 2012, 2011 and 2010, respectively. Gross realized gains and losses on the sale of available-for-sale securities were not significant for any of the periods presented. The investments classified as long-term at February 1, 2013, will mature in one to 37 years, based on stated maturity dates.

The Company elected the fair value option for certain investments previously maintained in conjunction with certain employee benefit plans. These investments were reported as trading securities, which were included in short-term investments, and were $27 million at February 3, 2012. In 2012 the Company sold these investments for proceeds of $29 million and recognized gains of $2 million. Net unrealized gains/losses for 2011 were not significant, and net unrealized gains for 2010 totaled $6 million. Unrealized gains and losses on trading securities were included in SG&A expense. Cash flows from purchases, sales and maturities of trading securities are included in cash flows from investing activities in the consolidated statements of cash flows based on the nature and purpose for which the securities were acquired.

Short-term and long-term investments include restricted balances pledged as collateral primarily for the Company's extended protection plan program. At February 3, 2012, short-term and long-term investments also included restricted balances pledged as collateral for a portion of the Company's casualty insurance liability. Restricted balances included in short-term investments were $123 million at February 1, 2013 and $233 million at February 3, 2012. Restricted balances included in long-term investments were $263 million at February 1, 2013 and $262 million at February 3, 2012.

NOTE 4: Property and Accumulated Depreciation

Property is summarized by major class in the following table:

(In millions)	Estimated Depreciable Lives, In Years	February 1, 2013	February 3, 2012
Cost:			
Land	N/A	$ 6,986	$ 6,936
Buildings and building improvements	5-40	16,968	16,640
Equipment	3-15	9,780	9,835
Construction in progress	N/A	932	921
Total cost		**34,666**	**34,332**
Accumulated depreciation		(13,189)	(12,362)
Property, less accumulated depreciation		**$ 21,477**	**$ 21,970**

Included in net property are assets under capital lease of $706 million, less accumulated depreciation of $418 million, at February 1, 2013, and $654 million, less accumulated depreciation of $384 million, at February 3, 2012. The related amortization expense for assets under capital lease is included in depreciation expense.

NOTE 5: Exit Activities

When locations under operating leases are closed, the Company recognizes a liability for the fair value of future contractual obligations, including future minimum lease payments, property taxes, utilities, common area maintenance and other ongoing expenses, net of estimated sublease income and other recoverable items. During 2012, the Company relocated one store subject to an operating lease. During 2011, the Company closed 13 stores subject to operating leases, which included one store that was relocated.

The Company recognizes a liability in connection with one-time employee termination benefits when the Company commits to an exit plan and communicates that plan to the affected employees. During 2011, the Company announced the closing of 27 stores, which required the accrual of one-time termination benefits.

Subsequent changes to the liabilities, including a change resulting from a revision to either the timing or the amount of estimated cash flows, are recognized in the period of change. Changes to the accrual for exit activities for 2012 and 2011 are summarized as follows:

(In millions)	2012	2011
Accrual for exit activities, balance at beginning of period	$ 86	$ 12
Additions to the accrual - net	11	98
Cash payments	(22)	(24)
Accrual for exit activities, balance at end of period	$ 75	$ 86

Included in the accrual for exit activities for 2011 are charges associated with one-time employee termination benefits of $15 million. There were no charges associated with one-time employee termination benefits for 2012.

NOTE 6: Short-Term Borrowings and Lines of Credit

The Company has a $1.75 billion senior credit facility that expires in October 2016. The senior credit facility supports the Company's commercial paper program and has a $500 million letter of credit sublimit. Letters of credit issued pursuant to the senior credit facility reduce the amount available for borrowing under its terms. Borrowings made are unsecured and are priced at fixed rates based upon market conditions at the time of funding in accordance with the terms of the senior credit facility. The senior credit facility contains certain restrictive covenants, which include maintenance of a debt leverage ratio as defined by the senior credit facility. The Company was in compliance with those covenants as of February 1, 2013. Thirteen banking institutions are participating in the senior credit facility. As of February 1, 2013 and February 3, 2012, there were no outstanding borrowings or letters of credit under the senior credit facility and no outstanding borrowings under the Company's commercial paper program.

NOTE 7: Long-Term Debt

Debt Category (In millions)	Weighted-Average Interest Rate at February 1, 2013	February 1, 2013	February 3, 2012
Secured debt:[1]			
Mortgage notes due through fiscal 2027	5.94%	$ 19	$ 20
Unsecured debt:			
Notes due through fiscal 2017	3.88%	2,269	2,319
Notes due fiscal 2018-2022	3.77%	2,280	1,532
Notes due fiscal 2023-2027	7.34%	117	117
Notes due fiscal 2028-2032	6.66%	695	695
Notes due fiscal 2033-2037[2]	6.06%	1,535	1,534
Notes due fiscal 2038-2042	5.11%	1,731	991
Capitalized lease obligations due through fiscal 2035		431	419
Total long-term debt		**9,077**	**7,627**
Less current maturities		(47)	(592)
Long-term debt, excluding current maturities		**$ 9,030**	**$ 7,035**

[1] *Real properties with an aggregate book value of $66 million were pledged as collateral at February 1, 2013, for secured debt.*

[2] *Amount includes $100 million of notes issued in 1997 that may be put at the option of the holder on the 20th anniversary of the issue at par value. None of these notes are currently puttable.*

Debt maturities, exclusive of unamortized original issue discounts and capitalized lease obligations, for the next five years and thereafter are as follows: 2013, $2 million; 2014, $2 million; 2015, $508 million; 2016, $1.0 billion; 2017, $751 million; thereafter, $6.4 billion.

The Company's unsecured notes are issued under indentures that have generally similar terms and therefore have been grouped by maturity date for presentation purposes in the table above. The notes contain certain restrictive covenants, none of which is expected to impact the Company's capital resources or liquidity. The Company was in compliance with all covenants of these agreements at February 1, 2013.

In April 2010, the Company issued $1.0 billion of unsecured notes in two tranches: $500 million of 4.625% notes maturing in April 2020 and $500 million of 5.8% notes maturing in April 2040. The 2020 and 2040 notes were issued at discounts of approximately $3 million and $5 million, respectively. Interest on the notes is payable semiannually in arrears in April and October of each year until maturity.

In November 2010, the Company issued $1.0 billion of unsecured notes in two tranches: $475 million of 2.125% notes maturing in April 2016 and $525 million of 3.75% notes maturing in April 2021. The 2016 and 2021 notes were issued at discounts of approximately $2 million and $3 million, respectively. Interest on these notes is payable semiannually in arrears in April and October of each year until maturity.

In November 2011, the Company issued $1.0 billion of unsecured notes in two tranches: $500 million of 3.8% notes maturing in 2021 and $500 million of 5.125% notes maturing in 2041. The 2021 and 2041 notes were issued at discounts of approximately $3 million and $5 million, respectively. Interest on these notes is payable semiannually in arrears in May and November of each year until maturity, beginning in May 2012.

In April 2012, the Company issued $2.0 billion of unsecured notes in three tranches: $500 million of 1.625% notes maturing in April 2017, $750 million of 3.12% notes maturing in April 2022 and $750 million of 4.65% notes maturing in April 2042. The 2017, 2022 and 2042 notes were issued at discounts of approximately $2 million, $4 million and $10 million, respectively. Interest on these notes is payable semiannually in arrears in April and October of each year until maturity, beginning in October 2012.

The discounts associated with these issuances are included in long-term debt and are being amortized over the respective terms of the notes.

The indentures governing the notes issued in 2012, 2011 and 2010 contain a provision that allows the Company to redeem the notes at any time, in whole or in part, at specified redemption prices plus accrued interest to the date of redemption. The indentures also contain a provision that allows the holders of the notes to require the Company to repurchase all or any part of their notes if a change of control triggering event occurs. If elected under the change of control provisions, the repurchase of the notes will occur at a purchase price of 101% of the principal amount, plus accrued and unpaid interest, if any, on such notes to the date of purchase. The indentures governing the notes do not limit the aggregate principal amount of debt securities that the Company may issue, nor is the Company required to maintain financial ratios or specified levels of net worth or liquidity. However, the indentures contain various restrictive covenants, none of which is expected to impact the Company's liquidity or capital resources.

NOTE 8: Shareholders' Equity

Authorized shares of preferred stock were 5.0 million ($5 par value) at February 1, 2013 and February 3, 2012, none of which have been issued. The Board of Directors may issue the preferred stock (without action by shareholders) in one or more series, having such voting rights, dividend and liquidation preferences, and such conversion and other rights as may be designated by the Board of Directors at the time of issuance.

Authorized shares of common stock were 5.6 billion ($.50 par value) at February 1, 2013 and February 3, 2012.

The Company has a share repurchase program that is executed through purchases made from time to time either in the open market or through private off-market transactions. Shares purchased under the repurchase program are retired and returned to authorized and unissued status. On August 19, 2011, the Company's Board of Directors authorized a $5.0 billion share repurchase program with no expiration. On February 1, 2013, the Company's Board of Directors authorized an additional $5.0 billion of share repurchases with no expiration. The remaining prior authorization of $150 million was simultaneously terminated.

The Company also withholds shares from employees to satisfy either the exercise price of stock options exercised or the statutory withholding tax liability resulting from the vesting of restricted stock awards.

Shares repurchased for 2012 and 2011 were as follows:

	2012		2011	
(In millions)	Shares	Cost[1]	Shares	Cost[1]
Share repurchase program	145.7	$ 4,350	118.3	$ 2,900
Shares withheld from employees	1.5	43	1.5	39
Total share repurchases	**147.2**	**$ 4,393**	**119.8**	**$ 2,939**

[1] *Reductions of $3.9 billion and $2.7 billion were recorded to retained earnings, after capital in excess of par value was depleted, for 2012 and 2011, respectively.*

NOTE 9: Accounting for Share-Based Payment

Overview of Share-Based Payment Plans

The Company has equity incentive plans (the Incentive Plans) under which the Company may grant share-based awards to key employees and non-employee directors. The Company also has an employee stock purchase plan (the ESPP) that allows employees to purchase Company shares at a discount through payroll deductions. These plans contain a nondiscretionary anti-dilution provision that is designed to equalize the value of an award as a result of an equity restructuring.

Share-based awards were authorized under the Incentive Plans for grant to key employees and non-employee directors for up to 169.0 million shares of common stock. In addition, up to 70.0 million shares were authorized under the ESPP.

At February 1, 2013, there were 14.2 million shares remaining available for grant under the Incentive Plans and 29.2 million shares available under the ESPP.

The Company recognized share-based payment expense in SG&A expense in the consolidated statements of earnings totaling $100 million, $107 million and $115 million in 2012, 2011 and 2010, respectively. The total associated income tax benefit recognized was $33 million, $32 million and $38 million in 2012, 2011 and 2010, respectively.

Total unrecognized share-based payment expense for all share-based payment plans was $95 million at February 1, 2013, of which $59 million will be recognized in 2013, $33 million in 2014 and $3 million thereafter. This results in these amounts being recognized over a weighted-average period of 1.7 years.

For all share-based payment awards, the expense recognized has been adjusted for estimated forfeitures where the requisite service is not expected to be provided. Estimated forfeiture rates are developed based on the Company's analysis of historical forfeiture data for homogeneous employee groups.

General terms and methods of valuation for the Company's share-based awards are as follows:

Stock Options

Stock options generally have terms of seven years, with one-third of each grant vesting each year for three years, and are assigned an exercise price equal to the closing market price of a share of the Company's common stock on the date of grant. These options are expensed on a straight-line basis over the grant vesting period, which is considered to be the requisite service period.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. When determining expected volatility, the Company considers the historical performance of the Company's stock, as well as implied volatility. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant, based on the options' expected term. The expected term of the options is based on the Company's evaluation of option holders' exercise patterns and represents the period of time that options are expected to remain unexercised. The Company uses historical data to estimate the timing and amount of forfeitures. The weighted average assumptions used in the Black-Scholes option-pricing model and weighted-average grant date fair value for options granted in 2012, 2011 and 2010 are as follows:

		2012		2011		2010
Weighted-average assumptions used:						
Expected volatility		38.6%		39.9%		39.4%
Dividend yield		1.76%		1.39%		1.07%
Risk-free interest rate		0.75%		1.83%		2.02%
Expected term, in years		4.41		4.44		4.42
Weighted-average grant date fair value	$	7.84	$	7.93	$	7.68

The total intrinsic value of options exercised, representing the difference between the exercise price and the market price on the date of exercise, was approximately $84 million, $8 million and $6 million in 2012, 2011 and 2010, respectively.

Transactions related to stock options for the year ended February 1, 2013 are summarized as follows:

	Shares (In thousands)		Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Term (In years)		Aggregate Intrinsic Value (In thousands)[1]
Outstanding at February 3, 2012	20,531	$	26.38			
Granted	2,863		28.27			
Canceled, forfeited or expired	(3,891)		29.66			
Exercised	(10,785)		25.53			
Outstanding at February 1, 2013	8,718	$	26.58	4.26	$	104,470
Vested and expected to vest at February 1, 2013[2]	8,627	$	26.56	4.24	$	103,482
Exercisable at February 1, 2013	4,021	$	26.36	2.83	$	49,041

[1] *Options for which the exercise price exceeded the closing market price of a share of the Company's common stock at February 1, 2013 are excluded from the calculation of aggregate intrinsic value.*

[2] *Includes outstanding vested options as well as outstanding nonvested options after a forfeiture rate is applied.*

Restricted Stock Awards

Restricted stock awards are valued at the market price of a share of the Company's common stock on the date of grant. In general, these awards vest at the end of a three- to five-year period from the date of grant and are expensed on a straight-line basis over that period, which is considered to be the requisite service period. The Company uses historical data to estimate the timing and amount of forfeitures. The weighted-average grant-date fair value per share of restricted stock awards granted was $28.25, $25.29 and $23.88 in 2012, 2011, and 2010, respectively. The total fair value of restricted stock awards vested was approximately $118 million, $61 million and $37 million in 2012, 2011 and 2010, respectively.

Transactions related to restricted stock awards for the year ended February 1, 2013 are summarized as follows:

	Shares (In thousands)	Weighted-Average Grant-Date Fair Value Per Share
Nonvested at February 3, 2012	9,444	$ 21.30
Granted	2,481	28.25
Vested	(4,146)	17.17
Canceled or forfeited	(645)	25.61
Nonvested at February 1, 2013	7,134	$ 25.72

Deferred Stock Units

Deferred stock units are valued at the market price of a share of the Company's common stock on the date of grant. For non-employee Directors, these awards vest immediately and are expensed on the grant date. During 2012, 2011 and 2010, each non-employee Director was awarded a number of deferred stock units determined by dividing the annual award amount by the fair market value of a share of the Company's common stock on the award date and rounding up to the next 100 units. The annual award amount used to determine the number of deferred stock units granted to each Director was $140,000 for both 2012 and 2011, and $115,000 in 2010. During 2012, 54,000 deferred stock units were granted and immediately vested for non-employee Directors. The weighted-average grant-date fair value per share of deferred stock units granted was $26.36, $24.25 and $24.75 in 2012, 2011 and 2010, respectively. The total fair value of deferred stock units vested was $1 million in 2012, 2011 and 2010. During 2011, 0.3 million fully vested deferred stock units were released as a result of termination of service. During 2012, an insignificant amount of fully vested deferred stock units were released. At February 1, 2013, there were 0.6 million deferred stock units outstanding, all of which were vested.

Performance Share Units

The Company has issued two types of Performance Share Units - those based on the achievement of targeted Company return on non-cash average assets (RONCAA) and those based on targeted Company improvement in brand differentiation. Performance share units do not have dividend rights. In general, upon the achievement of a minimum threshold, 50% to 150% of these awards vest at the end of a three-year service period from the date of grant based upon achievement of the performance goal specified in the performance share unit agreement.

Performance share units are expensed on a straight-line basis over the requisite service period, based on the probability of achieving the performance goal, with changes in expectations recognized as an adjustment to earnings in the period of the change. If the performance goal is not met, no compensation cost is recognized and any previously recognized compensation cost is reversed. The Company uses historical data to estimate the timing and amount of forfeitures.

RONCAA Awards

Performance share units issued based on the achievement of targeted RONCAA, which is considered a performance condition, are classified as equity awards and are valued at the market price of a share of the Company's common stock on the date of grant less the present value of dividends expected during the requisite service period. The weighted-average grant-date fair value per unit for performance share units classified as equity awards granted in 2012 and 2011 was $26.60 and $25.13, respectively. No performance share units were granted in 2010. No performance share units vested in 2012, 2011, or 2010.

Transactions related to performance share units classified as equity awards for the year ended February 1, 2013 are summarized as follows:

	Units (In thousands)[1]		Weighted-Average Grant-Date Fair Value Per Unit
Nonvested at February 3, 2012	424	$	25.11
Granted	418		26.60
Canceled or forfeited	(112)		23.46
Nonvested at February 1, 2013	730	$	25.42

Brand Differentiation Awards

Performance share units issued based on targeted Company improvement in brand differentiation, which is not considered a market, performance, or service related condition, are classified as liability awards and are measured at fair value at each reporting date. The awards are valued at the market price of a share of the Company's common stock at the end of each reporting period less the present value of dividends expected to be issued during the remaining requisite service period. The weighted-average grant-date fair value per unit of performance share units classified as liability awards granted in 2012 and 2011 was $26.60 and $25.45, respectively. No performance share units were granted in 2010. No performance share units vested in 2012, 2011, or 2010. The total liability for performance share units classified as liability awards at February 1, 2013 was $5 million.

Transactions related to performance share units classified as liability awards for the year ended February 1, 2013 are summarized as follows:

	Units (In thousands)[1]		Weighted-Average Grant-Date Fair Value Per Unit
Nonvested at February 3, 2012	194	$	25.45
Granted	206		26.60
Canceled or forfeited	(41)		25.26
Nonvested at February 1, 2013	359	$	25.42

[1] *The number of units presented is based on achieving the targeted performance goals as defined in the performance share unit agreements. As of February 1, 2013, the maximum number of units that could vest under the provisions of the agreements were 1.1 million for the RONCAA awards and 0.5 million units for the brand differentiation awards.*

Restricted Stock Units

Restricted stock units do not have dividend rights and are valued at the market price of a share of the Company's common stock on the date of grant less the present value of dividends expected during the requisite service period. In general, these awards vest at the end of a three-year period from the date of grant and are expensed on a straight-line basis over that period, which is considered to be the requisite service period. The Company uses historical data to estimate the timing and amount of forfeitures. The weighted-average grant-date fair value per share of restricted stock units granted was $27.84, $23.97 and $22.84 in 2012, 2011 and 2010, respectively. An insignificant amount of restricted stock units vested in 2012 , 2011 and 2010.

Transactions related to restricted stock units for the year ended February 1, 2013 are summarized as follows:

	Shares (In thousands)	Weighted-Average Grant-Date Fair Value Per Share
Nonvested at February 3, 2012	202	$ 21.44
Granted	97	27.84
Vested	(50)	15.69
Canceled or forfeited	(43)	23.55
Nonvested at February 1, 2013	206	$ 25.40

ESPP

The purchase price of the shares under the ESPP equals 85% of the closing price on the date of purchase. The Company's share-based payment expense per share is equal to 15% of the closing price on the date of purchase. The ESPP is considered a liability award and is measured at fair value at each reporting date, and the share-based payment expense is recognized over the six-month offering period. During 2012, the Company issued 2.9 million shares of common stock and recognized $13 million of share-based payment expense pursuant to the plan.

NOTE 10: Employee Retirement Plans

The Company maintains a defined contribution retirement plan for its eligible employees (the 401(k) Plan). Employees are eligible to participate in the 401(k) Plan six months (180 days prior to January 1, 2011) after their original date of service. Eligible employees hired or rehired prior to November 1, 2012 were automatically enrolled in the 401(k) Plan at a 1% deferral rate, unless the employee elected otherwise. Employees hired or rehired November 1, 2012 or later must make an active election to participate in the 401(k) Plan. The Company makes contributions to the 401(k) Plan each payroll period, based upon a matching formula applied to employee deferrals (the Company match). Plan participants are eligible to receive the Company match pursuant to the terms of the 401(k) Plan. The Company match varies based on how much the employee elects to defer up to a maximum of 4.25% of eligible compensation. The Company match is invested identically to employee contributions and is immediately vested.

The Company maintains a Benefit Restoration Plan to supplement benefits provided under the 401(k) Plan to participants whose benefits are restricted as a result of certain provisions of the Internal Revenue Code of 1986. This plan provides for employee salary deferrals and employer contributions in the form of a Company match.

The Company maintains a non-qualified deferred compensation program called the Lowe's Cash Deferral Plan. This plan is designed to permit certain employees to defer receipt of portions of their compensation, thereby delaying taxation on the deferral amount and on subsequent earnings until the balance is distributed. This plan does not provide for Company contributions.

The Company recognized expense associated with employee retirement plans of $151 million, $150 million and $154 million in 2012, 2011 and 2010, respectively.

NOTE 11: Income Taxes

The following is a reconciliation of the federal statutory tax rate to the effective tax rate:

	2012	2011	2010
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.1	2.8	3.0
Other, net	(0.5)	(1.1)	(0.3)
Effective tax rate	**37.6%**	**36.7%**	**37.7%**

The components of the income tax provision are as follows:

(In millions)	2012	2011	2010
Current:			
Federal	$ 1,162	$ 891	$ 1,171
State	155	124	188
Total current	**1,317**	**1,015**	**1,359**
Deferred:			
Federal	(133)	50	(117)
State	(6)	2	(24)
Total deferred	**(139)**	**52**	**(141)**
Total income tax provision	**$ 1,178**	**$ 1,067**	**$ 1,218**

The tax effects of cumulative temporary differences that gave rise to the deferred tax assets and liabilities were as follows:

(In millions)	February 1, 2013	February 3, 2012
Deferred tax assets:		
Self-insurance	$ 375	$ 316
Share-based payment expense	73	105
Deferred rent	80	80
Net operating losses	131	100
Other, net	113	121
Total deferred tax assets	**772**	**722**
Valuation allowance	(142)	(101)
Net deferred tax assets	**630**	**621**
Deferred tax liabilities:		
Property	(783)	(903)
Other, net	(85)	(66)
Total deferred tax liabilities	**(868)**	**(969)**
Net deferred tax liability	**$ (238)**	**$ (348)**

The Company operates as a branch in various foreign jurisdictions and cumulatively has incurred net operating losses of $474 million and $379 million as of February 1, 2013, and February 3, 2012, respectively. The net operating losses are subject to expiration in 2017 through 2032. Deferred tax assets have been established for these foreign net operating losses in the accompanying consolidated balance sheets. Given the uncertainty regarding the realization of foreign net deferred tax assets, the Company recorded cumulative valuation allowances of $142 million and $101 million at February 1, 2013, and February 3, 2012, respectively.

The Company has not provided for deferred income taxes on approximately $36 million of undistributed earnings of international subsidiaries because of its intention to indefinitely reinvest these earnings outside the U.S. It is not practicable to determine the income tax liability that would be payable on these earnings.

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

(In millions)	2012	2011	2010
Unrecognized tax benefits, beginning of year	$ 146	$ 165	$ 154
Additions for tax positions of prior years	20	11	22
Reductions for tax positions of prior years	(3)	(19)	(19)
Additions based on tax positions related to the current year	-	19	9
Settlements	(100)	(30)	(1)
Unrecognized tax benefits, end of year	$ 63	$ 146	$ 165

The amounts of unrecognized tax benefits that, if recognized, would favorably impact the effective tax rate were $4 million and $10 million as of February 1, 2013, and February 3, 2012, respectively.

During 2012, the Company recognized $27 million of interest income and an insignificant decrease in penalties related to uncertain tax positions. As of February 1, 2013, the Company had $12 million of accrued interest and an insignificant amount of accrued penalties. During 2011, the Company recognized $8 million of interest expense and an insignificant decrease in penalties related to uncertain tax positions. As of February 3, 2012, the Company had $27 million of accrued interest and an insignificant amount of accrued penalties. During 2010, the Company recognized $7 million of interest expense and an insignificant increase in penalties related to uncertain tax positions.

The Company is subject to examination by various foreign and domestic taxing authorities. During 2012, the Company reached a settlement with the IRS for the exam periods 2004 through 2007. The Company is working to resolve federal items identified under the previous audit cycles for fiscal years 2008 through 2011. However, the Company does not believe that these items, as well as the resultant state impact, will be determined within the next 12 months. It is reasonably possible that the Company will resolve $4 million in state related audit items, within the next 12 months. There are also ongoing U.S. state audits covering tax years 2004 to 2011. The Company's Canadian operations are currently under audit by the Canada Revenue Agency for fiscal years 2008 and 2009. The Company believes appropriate provisions for all outstanding issues have been made for all jurisdictions and all open years.

Note 12: Earnings Per Share

The Company calculates basic and diluted earnings per common share using the two-class method. Under the two-class method, net earnings are allocated to each class of common stock and participating security as if all of the net earnings for the period had been distributed. The Company's participating securities consist of share-based payment awards that contain a nonforfeitable right to receive dividends and therefore are considered to participate in undistributed earnings with common shareholders.

Basic earnings per common share excludes dilution and is calculated by dividing net earnings allocable to common shares by the weighted-average number of common shares outstanding for the period. Diluted earnings per common share is calculated by dividing net earnings allocable to common shares by the weighted-average number of common shares as of the balance sheet date, as adjusted for the potential dilutive effect of non-participating share-based awards. The following table reconciles earnings per common share for 2012, 2011 and 2010:

(In millions, except per share data)	2012	2011	2010
Basic earnings per common share:			
Net earnings	$ 1,959	$ 1,839	$ 2,010
Less: Net earnings allocable to participating securities	(14)	(15)	(17)
Net earnings allocable to common shares	**$ 1,945**	**$ 1,824**	**$ 1,993**
Weighted-average common shares outstanding	**1,150**	**1,271**	**1,401**
Basic earnings per common share	**$ 1.69**	**$ 1.43**	**$ 1.42**
Diluted earnings per common share:			
Net earnings	$ 1,959	$ 1,839	$ 2,010
Less: Net earnings allocable to participating securities	(14)	(15)	(17)
Net earnings allocable to common shares	**$ 1,945**	**$ 1,824**	**$ 1,993**
Weighted-average common shares outstanding	1,150	1,271	1,401
Dilutive effect of non-participating share-based awards	2	2	2
Weighted-average common shares, as adjusted	**1,152**	**1,273**	**1,403**
Diluted earnings per common share	**$ 1.69**	**$ 1.43**	**$ 1.42**

Stock options to purchase 7.5 million, 18.2 million and 19.8 million shares of common stock for 2012, 2011 and 2010, respectively, were excluded from the computation of diluted earnings per common share because their effect would have been anti-dilutive.

NOTE 13: Leases

The Company leases facilities and land for certain facilities under agreements with original terms generally of 20 years. The leases generally contain provisions for four to six renewal options of five years each. Some lease agreements also provide for contingent rentals based on sales performance in excess of specified minimums or changes in the consumer price index. Contingent rentals were not significant for any of the periods presented. The Company subleases certain properties that are not used in its operations. Sublease income was not significant for any of the periods presented.

The future minimum rental payments required under operating leases and capitalized lease obligations having initial or remaining non-cancelable lease terms in excess of one year are summarized as follows:

(In millions) Fiscal Year	Operating Leases	Capitalized Lease Obligations	Total
2013	$ 420	$ 79	$ 499
2014	412	76	488
2015	409	68	477
2016	406	56	462
2017	395	46	441
Later years	3,478	383	3,861
Total minimum lease payments	**$ 5,520**	**$ 708**	**$ 6,228**
Less amount representing interest		(289)	
Present value of minimum lease payments		**419**	
Less current maturities		(44)	
Present value of minimum lease payments, less current maturities		**$ 375**	

Rental expenses under operating leases were $409 million, $410 million and $402 million in 2012, 2011 and 2010, respectively, and were recognized in SG&A expense. Excluded from these amounts are rental expenses associated with closed locations which were recognized as exit costs in the period of closure.

NOTE 14: Commitments and Contingencies

The Company is a defendant in legal proceedings considered to be in the normal course of business, none of which, individually or collectively, are expected to be material to the Company's financial statements. In evaluating liabilities associated with its various legal proceedings, the Company has accrued for probable liabilities associated with these matters. The amounts accrued were not material to the Company's consolidated financial statements in any of the years presented. Reasonably possible losses for any of the individual legal proceedings which have not been accrued were not material to the Company's consolidated financial statements.

As of February 1, 2013, the Company had non-cancelable commitments of $945 million related to certain marketing and information technology programs, and purchases of merchandise inventory. Payments under these commitments are scheduled to be made as follows: 2013, $477 million; 2014, $226 million; 2015, $223 million; 2016, $10 million; 2017, $9 million.

At February 1, 2013, the Company held standby and documentary letters of credit issued under banking arrangements which totaled $74 million. The majority of the Company's letters of credit were issued for insurance and construction contracts.

NOTE 15: Related Parties

A brother-in-law of the Company's Chief Customer Officer is a senior officer and shareholder of a vendor that provides millwork and other building products to the Company. The Company purchased products from this vendor in the amount of $78 million in 2012 and $82 million in both 2011 and 2010. Amounts payable to this vendor were insignificant at February 1, 2013 and February 3, 2012.

NOTE 16: Other Information

Net interest expense is comprised of the following:

(In millions)	2012	2011	2010
Long-term debt	$ 418	$ 341	$ 312
Capitalized lease obligations	37	38	35
Interest income	(9)	(12)	(12)
Interest capitalized	(4)	(10)	(14)
Interest on tax uncertainties	(27)	8	7
Other	8	6	4
Interest - net	**$ 423**	**$ 371**	**$ 332**

Supplemental disclosures of cash flow information:

(In millions)	2012	2011	2010
Cash paid for interest, net of amount capitalized	$ 444	$ 361	$ 319
Cash paid for income taxes, net	$ 1,404	$ 914	$ 1,590
Non-cash investing and financing activities:			
Non-cash property acquisitions, including assets acquired under capital lease	$ 101	$ 202	$ 56
Cash dividends declared but not paid	$ 178	$ 174	$ 148

Sales by product category:

	2012		2011 [1]		2010 [1]	
(Dollars in millions)	Total Sales	%	Total Sales	%	Total Sales	%
Plumbing	$ 5,448	11%	$ 5,400	11%	$ 5,146	11%
Appliances	5,210	10	5,341	11	5,392	11
Tools & Outdoor Power Equipment	4,967	10	4,749	9	4,563	9
Lawn & Garden	4,390	9	4,411	9	4,363	9
Fashion Electrical	4,049	8	4,034	8	3,744	8
Lumber	3,448	7	3,256	6	3,205	6
Seasonal Living	3,332	7	3,239	6	3,137	6
Paint	3,306	6	3,219	6	3,068	6
Home Fashions, Storage & Cleaning	3,026	6	2,997	6	2,891	6
Flooring	2,857	6	2,857	6	2,771	6
Millwork	2,791	5	2,897	6	3,067	6
Building Materials	2,790	5	3,040	6	2,760	6
Hardware	2,702	5	2,691	5	2,561	5
Cabinets & Countertops	1,817	4	1,810	4	1,810	4
Other	388	1	267	1	337	1
Totals	$ 50,521	100%	$ 50,208	100%	$ 48,815	100%

[1] *Certain prior period amounts have been reclassified to conform to current product category classifications.*

SUPPLEMENTARY DATA

Selected Quarterly Data (UNAUDITED)

The following table summarizes the quarterly consolidated results of operations for 2012 and 2011:

(In millions, except per share data)	2012 First	2012 Second	2012 Third	2012 Fourth
Net sales	$ 13,153	$ 14,249	$ 12,073	$ 11,046
Gross margin	4,564	4,834	4,143	3,785
Net earnings	527	747	396	288
Basic earnings per common share	0.43	0.64	0.35	0.26
Diluted earnings per common share	$ 0.43	$ 0.64	$ 0.35	$ 0.26

(In millions, except per share data)	2011 First	2011 Second	2011 Third	2011 Fourth [1]
Net sales	$ 12,185	$ 14,543	$ 11,852	$ 11,629
Gross margin	4,319	5,016	4,037	3,979
Net earnings	461	830	225	322
Basic earnings per common share	0.35	0.65	0.18	0.26
Diluted earnings per common share	$ 0.34	$ 0.64	$ 0.18	$ 0.26

[1] *The fourth quarter of fiscal 2011 contained an additional week.*

Item 9 - Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A - Controls and Procedures

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's "disclosure controls and procedures", (as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, (the Exchange Act)). Based upon their evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission (the SEC) (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Management's report on internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) and the report of Deloitte & Touche LLP, the Company's independent registered public accounting firm, are included in Item 8 of this Annual Report on Form 10-K.

In addition, no change in the Company's internal control over financial reporting occurred during the fiscal fourth quarter ended February 1, 2013 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B - Other Information

None.

Part III

Item 10 - Directors, Executive Officers and Corporate Governance

Information required by this item is furnished by incorporation by reference to all information under the captions entitled, "Proposal One: Election of Directors," "Information Concerning Experience, Qualifications, Attributes and Skills of the Nominees," "Information about the Board of Directors and Committees of the Board," and "Section 16(a) Beneficial Ownership Reporting Compliance" included in the definitive Proxy Statement which will be filed pursuant to Regulation 14A, with the SEC within 120 days after the fiscal year ended February 1, 2013 (the Proxy Statement). The information required by this item with respect to our executive officers appears in Part I of this Annual Report on Form 10-K under the caption, "Executive Officers and Certain Significant Employees of the Registrant."

All employees of the Company, including its Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer are required to abide by the Lowe's Companies, Inc. and Subsidiaries Code of Business Conduct and Ethics (the Code). The Code is designed to ensure that the Company's business is conducted in a legal and ethical manner. The Code covers all areas of professional conduct including compliance with laws and regulations, conflicts of interest, fair dealing among customers and suppliers, corporate opportunity, confidential information, insider trading, employee relations and accounting complaints. A full text of the Code can be found at www.Lowes.com, under the "About Lowe's," "Investors" and "Governance - Code of Ethics" captions. You can also obtain a copy of the complete Code by contacting Investor Relations at 1-800-813-7613.

We will disclose information pertaining to amendments or waivers to provisions of our Code that apply to our principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions and that relate to the elements of our Code enumerated in the SEC rules and regulations by posting this information on our website at www.Lowes.com. The information on our website is not a part of this Annual Report and is not incorporated by reference in this report or any of our other filings with the SEC.

Item 11 - Executive Compensation

Information required by this item is furnished by incorporation by reference to all information under the captions entitled, "Executive Officer Compensation" and "Information about the Board of Directors and Committees of the Board – Compensation of Directors" included in the Proxy Statement.

Item 12 - Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this item is furnished by incorporation by reference to all information under the captions entitled, "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" included in the Proxy Statement.

Item 13 - Certain Relationships and Related Transactions, and Director Independence

Information required by this item is furnished by incorporation by reference to all information under the captions entitled, "Related-Party Transactions" and "Information about the Board of Directors and Committees of the Board – Director Independence" included in the Proxy Statement.

Item 14 - Principal Accountant Fees and Services

Information required by this item is furnished by incorporation by reference to all information under the caption entitled, "Audit Matters – Fees Paid to the Independent Registered Public Accounting Firm" included in the Proxy Statement.

Part IV

Item 15 – Exhibits and Financial Statement Schedules

a) 1. Financial Statements

See the following items and page numbers appearing in Item 8 of this Annual Report on Form 10-K:

2. Financial Statement Schedule

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

(In Millions)	Balance at beginning of period	Charges to costs and expenses	Deductions	Balance at end of period
February 1, 2013:				
Reserve for loss on obsolete inventory	$ 47	$ 10 **(1)**	$ -	$ 57
Reserve for inventory shrinkage	141	316	(315) **(2)**	142
Reserve for sales returns	56	3 **(3)**	-	59
Deferred tax valuation allowance	101	41 **(4)**	-	142
Self-insurance liabilities	864	1,164	(1,129) **(5)**	899
Reserve for exit activities	86	11	(22) **(6)**	75
February 3, 2012:				
Reserve for loss on obsolete inventory	$ 39	$ 8 **(1)**	$ -	$ 47
Reserve for inventory shrinkage	127	308	(294) **(2)**	141
Reserve for sales returns	52	4 **(3)**	-	56
Deferred tax valuation allowance	99	2 **(4)**	-	101
Self-insurance liabilities	835	1,126	(1,097) **(5)**	864
Reserve for exit activities	12	98	(24) **(6)**	86
January 28, 2011:				
Reserve for loss on obsolete inventory	$ 49	$ -	$ (10) **(1)**	$ 39
Reserve for inventory shrinkage	138	292	(303) **(2)**	127
Reserve for sales returns	51	1 **(3)**	-	52
Deferred tax valuation allowance	65	34 **(4)**	-	99
Self-insurance liabilities	792	1,083	(1,040) **(5)**	835
Reserve for exit activities	5	10	(3) **(6)**	12

(1): Represents the net increase/(decrease) in the required reserve based on the Company's evaluation of obsolete inventory.

(2): Represents the actual inventory shrinkage experienced at the time of physical inventories.

(3): Represents the net increase/(decrease) in the required reserve based on the Company's evaluation of anticipated merchandise returns.

(4): Represents an increase in the required reserve based on the Company's evaluation of deferred tax assets.

(5): Represents claim payments for self-insured claims.

(6): Represents lease payments and adjustments, net of sublease income, and payments for one-time employee termination benefits.

3. Exhibits

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
3.1	Restated Charter of Lowe's Companies, Inc.	10-Q	001-07898	3.1	September 1, 2009
3.2	Bylaws of Lowe's Companies, Inc., as amended and restated.	8-K	001-07898	3.1	August 27, 2012
4.1	Indenture, dated as of April 15, 1992, between the Company and The Bank of New York, as successor trustee.	S-3	033-47269	4.1	April 16, 1992
4.2	Amended and Restated Indenture, dated as of December 1, 1995, between the Company and The Bank of New York, as successor trustee.	8-K	001-07898	4.1	December 15, 1995
4.3	Form of the Company's 6 7/8% Debentures due February 15, 2028.	8-K	001-07898	4.2	February 20, 1998
4.4	First Supplemental Indenture, dated as of February 23, 1999, to the Amended and Restated Indenture, dated as of December 1, 1995, between the Company and The Bank of New York, as successor trustee.	10-K	001-07898	10.13	April 19, 1999
4.5	Form of the Company's 6 1/2% Debentures due March 15, 2029.	10-K	001-07898	10.19	April 19, 1999
4.6	Third Supplemental Indenture, dated as of October 6, 2005, to the Amended and Restated Indenture, dated as of December 1, 1995, between the Company and The Bank of New York, as trustee, including as an exhibit thereto a form of the Company's5.0% Notes maturing in October 2015 and the Company's 5.5% Notes maturing in October 2035.	10-K	001-07898	4.5	April 3, 2007
4.7	Fourth Supplemental Indenture, dated as of October 10, 2006, to the Amended and Restated Indenture, dated as of December1, 1995, between the Company and The Bank of New York Trust Company, N.A., as trustee, including as an exhibit thereto a form of the Company's 5.4% Notes maturing in October 2016 and the Company's 5.8% Notes maturing in October 2036.	S-3 (POSASR)	333-137750	4.5	October 10, 2006
4.8	Fifth Supplemental Indenture, dated as of September 11, 2007, to the Amended and Restated Indenture, dated as of December 1, 1995, between the Company and The Bank of New York Trust Company, N.A., as trustee, including as an exhibit thereto a form of the Company's 6.1% Notes maturing in September 2017 and the Company's 6.65% Notes maturing in September 2037.	8-K	001-07898	4.1	September 11, 2007

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit(s)	Filing Date
4.9	Sixth Supplemental Indenture, dated as of April 15, 2010, to the Amended and Restated Indenture, dated as of December 1, 1995, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, including as an exhibit thereto a form of the Company's 4.625% Notes maturing in April 2020 and the Company's 5.8% Notes maturing in April 2040.	8-K	001-07898	4.1	April 15, 2010
4.10	Seventh Supplemental Indenture, dated as of November 22, 2010, to the Amended and Restated Indenture, dated as of December 1, 1995, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, including as an exhibit thereto a form of the Company's 2.125% Notes maturing in April 2016 and the Company's 3.75% Notes maturing in April 2021.	8-K	001-07898	4.1	November 22, 2010
4.11	Eighth Supplemental Indenture, dated as of November 23, 2011, to the Amended and Restated Indenture, dated as of December 1, 1995, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, including as an exhibit thereto a form of the Company's 3.8% Notes maturing in November 2021 and the Company's 5.125% Notes maturing in November 2041.	8-K	001-07898	4.1	November 23, 2011
4.12	Ninth Supplemental Indenture, dated as of April 23, 2012, to the Amended and Restated Indenture, dated as of December 1, 1995, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, including as an exhibit thereto a form of the Company's 1.625% Notes maturing in April 2017, the Company's 3.12% Notes maturing in April 2022, and the Company's 4.65% Notes maturing in April 2042.	8-K	001-07898	4.1	April 23, 2012
4.13	Second Amended and Restated Credit Agreement, dated as of October 25, 2011.	8-K	001-07898	10.1	October 28, 2011
10.1	Lowe's Companies, Inc. Directors' Deferred Compensation Plan, effective July 1, 1994. *	10-Q	001-07898	10.1	December 2, 2008
10.2	Amendment No. 1 to the Lowe's Companies, Inc. Directors' Deferred Compensation Plan, effective July 1, 1994. *	10-K	001-07898	10.21	March 30, 2010
10.3	Lowe's Companies Employee Stock Purchase Plan - Stock Options for Everyone, as amended and restated effective June 1, 2012.*	DEF 14A	001-07898	Appendix B	April 13, 2012
10.4	Lowe's Companies, Inc. 1997 Incentive Plan.*	S-8	333-34631	4.2	August 29, 1997

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit(s)	Filing Date
10.5	Amendments to the Lowe's Companies, Inc. 1997 Incentive Plan dated January 25, 1998.*	10-K	001-07898	10.16	April 19, 1999
10.6	Amendments to the Lowe's Companies, Inc. 1997 Incentive Plan dated September 17, 1998 (also encompassing as Exhibit I thereto the Lowe's Companies, Inc. Deferred Compensation Program).*	10-K	001-07898	10.17	April 19, 1999
10.7	Lowe's Companies Benefit Restoration Plan, as amended and restated as of January 1, 2008.*	10-Q	001-07898	10.2	December 12, 2007
10.8	Amendment No. 1 to the Lowe's Companies Benefit Restoration Plan, as amended and restated as of January 1, 2008.*	10-K	001-07898	10.10	March 29, 2011
10.9	Amendment No. 2 to the Lowe's Companies Benefit Restoration Plan, as amended and restated as of January 1, 2008.*	10-K	001-07898	10.11	March 29, 2011
10.10	Amendment No. 3 to the Lowe's Companies Benefit Restoration Plan, as amended and restated as of January 1, 2008.*	10-Q	001-07898	10.1	December 1, 2011
10.11	Amendment No. 4 to the Lowe's Companies Benefit Restoration Plan, as amended and restated effective January 1, 2008. *	10-Q	001-07898	10.1	September 4, 2012
10.12	Form of the Company's Management Continuity Agreement for Tier I Senior Officers.*	10-Q	001-07898	10.2	September 4, 2012
10.13	Form of the Company's Management Continuity Agreement for Tier II Senior Officers.*	10-Q	001-07898	10.2	September 3, 2008
10.14	Lowe's Companies Cash Deferral Plan.*	10-Q	001-07898	10.1	June 4, 2004
10.15	Amendment No. 1 to the Lowe's Companies Cash Deferral Plan.*	10-Q	001-07898	10.1	December 12, 2007
10.16	Amendment No. 2 to the Lowe's Companies Cash Deferral Plan.*	10-Q	001-07898	10.2	December 1, 2010
10.17	Lowe's Companies, Inc. Amended and Restated Directors' Stock Option and Deferred Stock Unit Plan.*	8-K	001-07898	10.1	June 3, 2005
10.18	Form of Lowe's Companies, Inc. Deferred Stock Unit Agreement for Directors.*	8-K	001-07898	10.2	June 3, 2005
10.19	Form of Lowe's Companies, Inc. Restricted Stock Award Agreement.*	10-Q	001-07898	10.1	September 1, 2005
10.20	Form of Lowe's Companies, Inc. Performance Share Unit Award Agreement.*	10-Q	001-07898	10.1	May 31, 2011
10.21	Lowe's Companies, Inc. 2011 Annual Incentive Plan.*	DEF 14A	001-07898	Appendix B	April 11, 2011

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit(s)	Filing Date
10.22	Lowe's Companies, Inc. 2006 Long-Term Incentive Plan.*	DEF 14A	001-07898	Appendix B	April 10, 2009
10.23	Form of Lowe's Companies, Inc. 2006 Long-Term Incentive Plan Non-Qualified Stock Option Agreement.*	10-K	001-07898	10.24	March 29, 2011
10.24	Amendment No. 1 to the Lowe's Companies, Inc. Deferred Compensation Program.*	10-K	001-07898	10.25	March 29, 2011
10.25	Amendment No. 2 to the Lowe's Companies, Inc. Deferred Compensation Program.*	10-K	001-07898	10.22	March 31, 2009
12.1	Statement Re Computation of Ratio of Earnings to Fixed Charges. ‡				
21	List of Subsidiaries. ‡				
23	Consent of Deloitte & Touche LLP. ‡				
31.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.‡				
31.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.‡				
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†				
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†				
99.1	Restated Lowe's Companies, Inc. 401(k) Plan.*‡				
101.INS	XBRL Instance Document.‡				
101.SCH	XBRL Taxonomy Extension Schema Document.‡				
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.‡				
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.‡				
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.‡				
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.‡				

* Management contract or compensatory plan or arrangement required to be filed as an exhibit to this form.

‡ Filed herewith.

† Furnished herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOWE'S COMPANIES, INC.
(Registrant)

April 1, 2013	By: /s/ Robert A. Niblock
Date	Robert A. Niblock Chairman of the Board, President and Chief Executive Officer
April 1, 2013	By: /s/ Robert F. Hull, Jr.
Date	Robert F. Hull, Jr. Chief Financial Officer
April 1, 2013	By: /s/ Matthew V. Hollifield
Date	Matthew V. Hollifield Senior Vice President and Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Each of the directors of the registrant whose signature appears below hereby appoints Robert F. Hull, Jr., Matthew V. Hollifield and Gaither M. Keener, Jr., and each of them severally, as his or her attorney-in-fact to sign in his or her name and behalf, in any and all capacities stated below, and to file with the Securities and Exchange Commission any and all amendments to this report on Form 10-K, making such changes in this report on Form 10-K as appropriate, and generally to do all such things in their behalf in their capacities as directors and/or officers to enable the registrant to comply with the provisions of the Securities Exchange Act of 1934, and all requirements of the Securities and Exchange Commission.

Signature	Title	Date
/s/ Robert A. Niblock Robert A. Niblock	Chairman of the Board, President, Chief Executive Officer and Director	April 1, 2013 Date
/s/ Raul Alvarez Raul Alvarez	Director	April 1, 2013 Date
/s/ David W. Bernauer David W. Bernauer	Director	April 1, 2013 Date
/s/ Leonard L. Berry Leonard L. Berry	Director	April 1, 2013 Date
/s/ Peter C. Browning Peter C. Browning	Director	April 1, 2013 Date
/s/ Richard W. Dreiling Richard W. Dreiling	Director	April 1, 2013 Date
/s/ Dawn E. Hudson Dawn E. Hudson	Director	April 1, 2013 Date
/s/ Robert L. Johnson Robert L. Johnson	Director	April 1, 2013 Date
/s/ Marshall O. Larsen Marshall O. Larsen	Director	April 1, 2013 Date
/s/ Richard K. Lochridge Richard K. Lochridge	Director	April 1, 2013 Date
/s/ Eric C. Wiseman Eric C. Wiseman	Director	April 1, 2013 Date

Exhibit 12.1

Lowe's Companies, Inc.
Statement Re Computation of Ratio of Earnings to Fixed Charges
In Millions, Except Ratio Data

	Fiscal Years Ended On				
	January 30, 2009	**January 29, 2010**	**January 28, 2011**	**February 3, 2012**	**February 1, 2013**
Earnings:					
Earnings Before Income Taxes	$ 3,506	$ 2,825	$ 3,228	$ 2,906	$ 3,137
Fixed Charges	479	468	486	524	605
Capitalized Interest [1]	(36)	(19)	(4)	-	6
Adjusted Earnings	$ 3,949	$ 3,274	$ 3,710	$ 3,430	$ 3,748
Fixed Charges:					
Interest Expense [2]	346	331	352	385	463
Rental Expense [3]	133	137	134	139	142
Total Fixed Charges	$ 479	$ 468	$ 486	$ 524	$ 605
Ratio of Earnings to Fixed Charges	8.2	7.0	7.6	6.5	6.2

[1] Includes the net of subtractions for interest capitalized and additions for the amortization of previously-capitalized interest.
[2] Interest accrued on uncertain tax positions is excluded from Interest Expense in the computation of Fixed Charges.
[3] The portion of rental expense that is representative of the interest factor in these rentals.

Exhibit 31.1

CERTIFICATION

I, Robert A. Niblock, certify that:

(1) I have reviewed this Annual Report on Form 10-K for the fiscal year ended February 1, 2013 of Lowe's Companies, Inc. (the Registrant);

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

(4) The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

(5) The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

April 1, 2013	/s/ Robert A. Niblock
Date	Robert A. Niblock Chairman of the Board, President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Robert F. Hull, Jr., certify that:

(1) I have reviewed this Annual Report on Form 10-K for the fiscal year ended February 1, 2013 of Lowe's Companies, Inc. (the Registrant);

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

(4) The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

(5) The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

April 1, 2013
Date

/s/ Robert F. Hull, Jr
Robert F. Hull, Jr
Chief Financial Officer

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Lowe's Companies, Inc. (the Company) for the fiscal year ended February 1, 2013 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Robert A. Niblock, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Robert A. Niblock
Robert A. Niblock
Chairman of the Board, President and Chief Executive Officer
April 1, 2013

Exhibit 32.2

Certification Pursuant to 18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Lowe's Companies, Inc. (the Company) for the fiscal year ended February 1, 2013 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Robert F. Hull, Jr., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Robert F. Hull, Jr.
Robert F. Hull, Jr.
Chief Financial Officer
April 1, 2013

LOWE'S COMPANIES, INC. BOARD OF DIRECTORS

Robert A. Niblock[3*]
Chairman of the Board, President and Chief Executive Officer,
Lowe's Companies, Inc., Mooresville, NC

Raul Alvarez[1,4]
Chairman of Board of Directors,
Skylark Co., Ltd., Tokyo, Japan

David W. Bernauer[1,3,4*]
Lead Director, Lowe's Companies, Inc., Mooresville, NC;
Retired Chairman and Chief Executive Officer,
Walgreen Co., Deerfield, IL

Leonard L. Berry, Ph.D.[1,4]
University Distinguished Professor of Marketing, Regents Professor,
Presidential Professor for Teaching Excellence, M.B. Zale Chair in
Retailing and Marketing Leadership, Texas A&M University,
College Station, TX

Peter C. Browning[1*,3,4]
Managing Director,
Peter Browning Partners, Charlotte, NC

Richard K. Lochridge[2,4]
Retired President,
Lochridge & Company, Inc., Boston, MA

Richard W. Dreiling[1,4]
Chairman and Chief Executive Officer,
Dollar General Corporation, Goodlettsville, TN

Dawn E. Hudson[2,4]
Vice-Chair,
The Parthenon Group, Boston, MA

Robert L. Johnson[2,4]
Founder and Chairman,
The RLJ Companies, Bethesda, MD

Marshall O. Larsen[2*,3,4]
Retired Chairman, President and Chief Executive Officer,
Goodrich Corporation, Charlotte, NC

Eric C. Wiseman[2,4]
Chairman, President and Chief Executive Officer,
VF Corporation, Greensboro, NC

Committee Membership
1—Audit Committee
2—Compensation Committee
3—Executive Committee
4—Governance Committee
*2012 Committee Chairman

LOWE'S COMPANIES, INC. EXECUTIVE OFFICERS AND CERTAIN SIGNIFICANT EMPLOYEES

Robert A. Niblock
Chairman of the Board, President and Chief Executive Officer

Maureen K. Ausura
Chief Human Resources Officer

Gregory M. Bridgeford
Chief Customer Officer

Marshall A. Croom
Chief Risk Officer

Rick D. Damron
Chief Operating Officer

Matthew V. Hollifield
Senior Vice President and Chief Accounting Officer

Robert F. Hull, Jr.
Chief Financial Officer

Gaither M. Keener, Jr.
Chief Legal Officer, Chief Compliance Officer and Secretary

Richard D. Maltsbarger
Business Development Executive

N. Brian Peace
Corporate Administration Executive

William D. Robinson
Head of International Operations and Development

Kevin Summers
Chief Information Officer

Corporate Information

Business Description

Lowe's Companies, Inc. is a $50.5 billion retailer, offering a complete line of home improvement products and services. The Company, through its subsidiaries, serves approximately 15 million do-it-yourself, do-it-for-me and pro customers each week through 1,754 stores in the United States, Canada and Mexico. Founded in 1946 and based in Mooresville, NC, Lowe's is the second largest home improvement retailer in the world and employs more than 245,000 people. Lowe's has been a publicly held company since October 10, 1961. The Company's stock is listed on the New York Stock Exchange with shares trading under the symbol LOW. For more information, visit www.Lowes.com.

Lowe's files reports with the Securities and Exchange Commission (SEC), including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any other filings required by the SEC.

The reports Lowe's files with, or furnishes, to the SEC, and all amendments to those reports, are available without charge on Lowe's website (www.Lowes.com/investor) as soon as reasonably practicable after Lowe's files them with, or furnishes them to, the SEC.

Copies of Lowe's 2012 Annual Report on Form 10-K are available without charge upon written request to Gaither M. Keener, Jr., Chief Legal Officer, Chief Compliance Officer and Secretary, at Lowe's corporate offices or by calling 800-813-7613.

Additional information available on our website (www.Lowes.com/investor) includes our Corporate Governance Guidelines, Board of Directors Committee Charters, Code of Business Conduct and Ethics, and Social Responsibility Report, as well as other financial information.

Corporate Offices

1000 Lowe's Boulevard
Mooresville, NC 28117
704-758-1000

Lowe's Website

www.Lowes.com

Stock Transfer Agent & Registrar, Dividend Disbursing Agent and Dividend Reinvesting Agent

Computershare Trust Company N.A.
P.O. Box 43078
Providence, RI 02940

For direct deposit of dividends, registered shareholders may call Computershare toll-free at 877-282-1174.

Registered shareholders with e-mail addresses can send account inquiries electronically to Computershare through its website at www.computershare.com/investor and clicking on Contact Us.

Investors can join Lowe's Stock Advantage Direct Stock Purchase Plan by visiting www.Lowes.com/investor, and clicking on Buy Stock Direct.

Dividends

Lowe's has declared a cash dividend each quarter since becoming a public company in 1961.

Dividend record dates are usually the third week of fiscal April, July, October and January.

Dividend payment dates are usually the first week of fiscal May, August, November and February.

Annual Meeting Date

May 31, 2013 at 10:00 a.m.
Ballantyne Hotel
Charlotte, NC

Stock Trading Information

Lowe's common stock (LOW) is listed on the New York Stock Exchange

General Counsel

Gaither M. Keener, Jr.
Chief Legal Officer, Chief Compliance Officer and Secretary
704-758-1000

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
550 South Tryon Street
Suite 2500
Charlotte, NC 28202
704-887-1500

Shareholder Services

Shareholders' and security analysts' inquiries should be directed to:
Tiffany Mason
Vice President Finance and Treasurer
704-758-2033

For copies of financial information:
800-813-7613 or visit
www.Lowes.com/investor

Public Relations

Media inquiries should be directed to:
Chris Ahearn
Vice President Corporate Communication
704-758-2304
Media.Lowes.com

To view Lowe's Social Responsibility Report, visit www.Lowes.com/socialresponsibility.

This report is printed on paper containing fiber from well-managed, independently certified forests and contains a minimum of 10% post-consumer recycled fiber. To further reduce resource use, Lowe's is relying on E-proxy rules to make the proxy materials for its 2013 Annual Meeting, including this Annual Report, available online to many of our shareholders instead of mailing hard copies to them. This use of technology has allowed us to reduce the number of copies we print of our Annual Report. For additional information about Lowe's commitment to sustainable forest management, visit: www.Lowes.com/woodpolicy.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com



Lowe's Companies, Inc.
1000 Lowe's Boulevard
Mooresville, NC 28117

www.Lowes.com


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